EXHIBIT 99-1 : NON-CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007 AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

KT CORPORATION

NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Stockholders and Board of Directors of

KT Corporation:

We have reviewed the accompanying non-consolidated balance sheet of KT Corporation (the “Company”) as of September 30, 2008, the non-consolidated statements of income for the three months and nine months ended September 30, 2008 and 2007 and changes in equity and cash flows for the nine months ended September 30, 2008 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review. We did not review the financial statements for the three months and nine months ended September 30, 2008 of KT Freetel Co., Ltd. (“KTF”), a 54.25% owned investee as of September 30, 2008, in which the equity method investment security reflects 13.77% of the Company’s total assets as of September 30, 2008. Those financial statements were reviewed by other accountants whose report has been furnished to us, and our report, insofar as it relates to the amounts included for the equity method of accounting of the investment in KTF, is based solely on the report of the other accountants.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the non-consolidated financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews and the report of the other accountants, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in conformity with accounting principles generally accepted in the Republic of Korea.

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2007, and the related non-consolidated statements of income, appropriations of retained earnings, changes in equity and cash flows for the year then ended (not presented herein); and in our report dated January 30, 2008, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying balance sheet as of December 31, 2007, which is comparatively presented, does not differ in material respects from such audited non-consolidated balance sheet, except for the effects of the adjustments set forth in Note 2 to the non-consolidated financial statements.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting principles and review standards and their application in practice.

November 10, 2008

Notice to Readers

This report is effective as of November 10, 2008, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying non-consolidated financial statements and may result in modification to the accountants’ review report.

KT CORPORATION

NON-CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

(Unaudited)

ASSETS	September 30, 2008		December 31, 2007
	(In millions of Korean won)
CURRENT ASSETS :
Cash and cash equivalents	(Won)	1,120,741	(Won)	921,197
Short-term investment assets (Note 3)		241,256		307,982
Accounts receivable – trade, less allowance for doubtful accounts of (Won)292,556 million in 2008 and (Won)249,008 million in 2007 (Note 11)		1,673,029		1,636,545
Accounts receivable – other, less allowance for doubtful accounts of (Won)85,546 million in 2008 and (Won)72,073 million in 2007 (Note 11)		113,942		150,390
Accrued revenues		8,508		6,358
Advance payments		31,835		13,442
Prepaid expenses		111,735		29,743
Guarantee deposits		1,332		950
Current portion of derivative instruments assets (Note 20)		61,133		352
Current portion of deferred income tax assets		104,580		121,349
Inventories (Note 4)		148,017		122,103
Other current assets		31		1

Total Current Assets		3,616,139		3,310,412

NON-CURRENT ASSETS :
Available-for-sale securities (Note 5)		18,916		14,164
Equity method investment securities (Notes 2 and 6)		3,477,685		3,378,153
Long-term loans		20,722		66,263
Other investment assets		18,535		—
Property and equipment, net (Note 7)		10,450,746		10,448,618
Intangible assets, net (Note 8)		374,490		439,738
Long-term accounts receivable – trade		45,856		41,716
Leasehold rights and deposits		87,437		84,210
Non-current derivative instruments assets (Note 20)		131,231		1,710
Non-current deferred income tax assets (Note 2)		152,418		31,114
Exclusive memberships		60,813		58,652
Long-term accounts receivable – other		12,731		36,171
Long-term prepaid expenses		10,374		6,261

Total Non-current Assets		14,861,954		14,606,770

TOTAL ASSETS	(Won)	18,478,093	(Won)	17,917,182

(Continued)

KT CORPORATION

NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

(Unaudited)

LIABILITIES AND EQUITY	September 30, 2008		December 31, 2007
	(In millions of Korean won)
CURRENT LIABILITIES :
Accounts payable – trade (Note 11)	(Won)	657,986	(Won)	769,861
Accounts payable – other (Note 11)		711,612		817,121
Advance receipts		55,476		55,105
Withholdings		60,019		66,092
Accrued expenses (Note 11)		469,079		297,628
Income taxes payable		123,398		255,292
Current portion of bonds and long-term borrowings (Note 9)		411,592		437,958
Unearned revenue		4,493		1,146
Key money deposits (Note 11)		110,686		121,963
Derivative instruments liabilities (Note 20)		11,191		132,281
Current portion of accrued provisions (Notes 10 and 19)		33,398		36,894

Total Current Liabilities		2,648,930		2,991,341

NON-CURRENT LIABILITIES :
Bonds (Note 9)		5,425,914		4,589,288
Long-term borrowings (Note 9)		29,632		26,582
Provisions for severance indemnities		507,002		447,912
Accrued provisions (Note 10)		7,828		20,677
Refundable deposits for telephone installation		808,775		841,356
Long-term accounts payable – other (Note 11)		116,897		109,868
Long-term advance receipts		4,924		5,605
Long-term deposits received		33,839		24,660

Total Non-current Liabilities		6,934,811		6,065,948

Total Liabilities		9,583,741		9,057,289

(Continued)

KT CORPORATION

NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

(Unaudited)

LIABILITIES AND EQUITY	September 30, 2008		December 31, 2007
	(In millions of Korean won)
EQUITY :

Common Stock (Notes 1 and 12)		1,560,998		1,560,998

Capital Surplus (Notes 2 and 6)		1,257,116		1,272,634

Capital Adjustments :
Treasury stock (Note 15)		(3,824,881)		(3,825,688)
Stock options (Note 14)		8,880		8,880
Stock grants (Note 14)		1,065		1,022

Total Capital Adjustments		(3,814,936)		(3,815,786)

Accumulated Other Comprehensive Income :
Unrealized gain on valuation of available-for-sale securities (Note 5)		958		2,559
Increase in equity of associates (Note 6)		39,414		11,565
Decrease in equity of associates (Note 6)		(2,692)		(16,966)
Unrealized gain on valuation of derivatives (Note 20)		13,728		2,024
Unrealized loss on valuation of derivatives (Note 20)		(541)		—

Total Accumulated Other Comprehensive Income (Notes 2 and 13)		50,867		(818)

Retained Earnings (Note 2)		9,840,307		9,842,865

Total Equity		8,894,352		8,859,893

TOTAL LIABILITIES AND EQUITY	(Won)	18,478,093	(Won)	17,917,182

See accompanying notes to non-consolidated financial statements

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Unaudited)

	Three months ended September 30, 2008		Nine months ended September 30, 2008		Three months ended September 30, 2007		Nine months ended September 30, 2007
	(In millions of Korean won)
OPERATING REVENUES (Notes 11 and 16)	(Won)	2,913,475	(Won)	8,909,529	(Won)	2,958,306	(Won)	8,940,036

OPERATING EXPENSES (Notes 11 and 17)		2,584,047		7,879,438		2,640,386		7,690,071

OPERATING INCOME		329,428		1,030,091		317,920		1,249,965

NON-OPERATING REVENUES :
Interest income		22,341		66,288		24,311		75,787
Foreign currency transaction gain		16,086		27,651		992		2,568
Foreign currency translation gain		14,570		32,091		10,451		16,329
Equity in income of associates (Note 6)		23,153		65,097		13,616		49,079
Dividend income		—		80		2		2
Gain on breach of contracts		134		565		402		1,108
Gain on disposal of useless materials		6,868		17,090		7,246		15,815
Gain on disposal of available-for-sale securities		—		10		—		—
Gain on disposal of equity method investment securities		—		—		383		383
Gain on disposal of property and equipment		1,017		3,011		919		14,409
Reversal of accrued provisions (Note 10)		1,384		5,422		1,782		50,993
Reversal of allowance for doubtful accounts		—		—		43,308		9,450
Gain on settlement of derivatives		1,051		5,957		3,561		7,922
Gain on valuation of derivatives (Note 20)		207,119		311,554		15,482		22,030
Other non-operating revenue		9,310		28,603		13,876		71,824

Total Non-operating Revenue		303,033		563,419		136,331		337,699

NON-OPERATING EXPENSES :
Interest expense		78,821		237,223		77,253		235,243
Other bad debt expense		12,237		17,328		—		—
Foreign currency transaction loss		10,409		17,816		1,051		3,472
Foreign currency translation loss		290,117		486,469		1,573		2,304
Equity in loss of associates (Note 6)		—		83,202		10,747		21,221
Donations		20,407		62,649		25,929		53,787
Loss on disposal of available-for-sale securities		—		—		—		520
Loss on disposal of equity method investment securities		—		—		549		549
Loss on disposal of property and equipment		6,697		30,924		5,776		22,551
Loss on impairment of property and equipment (Note 7)		970		991		4,457		4,457
Loss on disposal of intangible assets		5		484		—		161
Loss on impairment of intangible assets		—		—		3,692		7,066
Loss on settlement of derivatives		846		3,944		2,857		8,517
Loss on valuation of derivatives (Note 20)		3,669		5,704		2,847		10,219
Other non-operating expense		9,376		56,644		3,176		29,233

Total Non-operating Expenses		433,554		1,003,378		139,907		399,300

(Continued)

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Unaudited)

	Three months ended September 30, 2008		Nine months ended September 30, 2008		Three months ended September 30, 2007		Nine months ended September 30, 2007
	(In millions of Korean won)
INCOME BEFORE INCOME TAX EXPENSE		198,907		590,132		314,344		1,188,364

INCOME TAX EXPENSE		37,510		114,130		56,974		314,001

NET INCOME (Note 2)	(Won)	161,397	(Won)	476,002	(Won)	257,370	(Won)	874,363

NET INCOME PER SHARE (Notes 2 and 18)
Basic and diluted net income per share (in Korean won)	(Won)	798	(Won)	2,343	(Won)	1,250	(Won)	4,217

See accompanying notes to non-consolidated financial statements

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Unaudited)

	Common stock		Capital surplus		Capital adjustments		Other comprehensive Income (loss)		Retained earnings		Total
	(In millions of Korean won)
Balance as of January 1, 2007 (as reported)	(Won)	1,560,998	(Won)	1,440,910	(Won)	(3,817,717)	(Won)	10,978	(Won)	9,353,911	(Won)	8,549,080
A change in accounting policy (Note 2)		—		(153,657)		—		(23,076)		119,506		(57,227)

As restated		1,560,998		1,287,253		(3,817,717)		(12,098)		9,473,417		8,491,853
Dividends		—		—		—		—		(416,190)		(416,190)

Retained earnings after appropriations		—		—		—		—		9,057,227		8,075,663
Net income for the period		—		—		—		—		874,363		874,363
Acquisition of treasury stock		—		—		(91,518)		—		—		(91,518)
Disposal of treasury stock		—		—		884		—		—		884
Retirement of treasury stock		—		—		91,518		—		(91,518)		—
Offset of loss on disposal of treasury stock		—		(133)		—		—		—		(133)
Other capital surplus		—		(2,575)		—		—		—		(2,575)
Stock options		—		—		25		—		—		25
Other share-based payment		—		—		766		—		—		766
Unrealized gain on valuation of available-for-sale securities		—		—		—		(348)		—		(348)
Increase in equity of associates		—		—		—		(2,701)		—		(2,701)
Decrease in equity of associates		—		—		—		5,225		—		5,225
Gain on valuation of derivatives for cash flow hedge		—		—		—		2,285		—		2,285

Balance as of September 30, 2007	(Won)	1,560,998	(Won)	1,284,545	(Won)	(3,816,042)	(Won)	(7,637)	(Won)	9,840,072	(Won)	8,861,936

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Unaudited)

	Common stock		Capital surplus		Capital adjustments		Other comprehensive Income		Retained earnings		Total
	(In millions of Korean won)
Balance as of January 1, 2008 (as reported)	(Won)	1,560,998	(Won)	1,440,777	(Won)	(3,815,786)	(Won)	7,771	(Won)	9,699,015	(Won)	8,892,775
A change in accounting policy (Note 2)		—		(168,143)		—		(8,589)		146,471		(30,261)

As restated		1,560,998		1,272,634		(3,815,786)		(818)		9,845,486		8,862,514
Dividends		—		—		—		—		(407,374)		(407,374)

Retained earnings after appropriations		—		—		—		—		9,438,112		8,455,140
Net income for the period		—		—		—		—		476,002		476,002
Acquisition of treasury stock		—		—		(73,807)		—		—		(73,807)
Disposal of treasury stock		—		—		807		—		—		807
Retirement of treasury stock		—		—		73,807		—		(73,807)		—
Offset of loss on disposal of treasury stock		—		(144)		—		—		—		(144)
Other capital surplus		—		(15,374)		—		—		—		(15,374)
Other share-based payment		—		—		43		—		—		43
Unrealized gain on valuation of available-for-sale securities		—		—		—		(1,601)		—		(1,601)
Increase in equity of associates		—		—		—		27,849		—		27,849
Decrease in equity of associates		—		—		—		14,274		—		14,274
Gain on valuation of derivatives for cash flow hedge		—		—		—		11,704		—		11,704
Loss on valuation of derivatives for cash flow hedge		—		—		—		(541)		—		(541)

Balance as of September 30, 2008	(Won)	1,560,998	(Won)	1,257,116	(Won)	(3,814,936)	(Won)	50,867	(Won)	9,840,307	(Won)	8,894,352

See accompanying notes to non-consolidated financial statements

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Unaudited)

	Nine months ended September 30,
	2008		2007
	(In millions of Korean won)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	476,002	(Won)	874,363

Expenses not involving cash payments:
Share-based payment		1,065		792
Provision for severance indemnities		205,018		257,406
Depreciation		1,459,235		1,437,635
Amortization		122,888		116,232
Provision for doubtful accounts		78,943		—
Interest expense		3,436		3,059
Other bad debt expense		17,328		—
Foreign currency translation loss		486,469		2,299
Equity in loss of associates		83,202		21,221
Loss on disposal of available-for-sale securities		—		520
Loss on disposal of equity method investment securities		—		549
Loss on disposal of property and equipment		30,924		22,551
Loss on impairment of property and equipment		991		4,457
Loss on disposal of intangible assets		484		161
Loss on impairment of intangible assets		—		7,066
Loss on valuation of derivatives		5,704		10,219
Other non-operating expense		2,191		4,140

Sub-total		2,497,878		1,888,307

Income not involving cash receipts:
Interest income		3,122		3,878
Foreign currency translation gain		31,405		16,329
Equity in income of associates		65,097		49,079
Gain on disposal of available-for-sale securities		10		—
Gain on disposal of equity method investment securities		—		383
Gain on disposal of property and equipment		3,011		14,409
Reversal of allowance for doubtful accounts		—		9,450
Gain on valuation of derivatives		311,554		22,030

Sub-total		(414,199)		(115,558)

(Continued)

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Unaudited)

	Nine months ended September 30,
	2008	2007
	(In millions of Korean won)
Changes in assets and liabilities related to operating activities:
Accounts receivable – trade	(83,479)	(313,003)
Accounts receivable – other	31,303	13,811
Accrued revenues	(2,149)	(4,755)
Advance payments	(18,392)	(6,240)
Prepaid expenses	(81,992)	(65,947)
Guarantee deposits	(382)	835
Derivative instruments assets	352	1,669
Other current assets	(30)	55
Inventories	(25,970)	(4,488)
Long-term accounts receivable – trade	(8,672)	(489)
Leasehold rights and deposits	(3,227)	(3,811)
Deferred income tax assets	(118,512)	2,389
Exclusive memberships	(2,162)	(997)
Long-term accounts receivable – other	24,171	763
Long-term prepaid expenses	(4,113)	896
Accounts payable – trade	(138,545)	(12,617)
Accounts payable – other	(109,094)	(296,965)
Advance receipts	370	(19,214)
Withholdings	(6,487)	2,405
Accrued expenses	171,452	256,585
Income taxes payable	(131,839)	(69,273)
Unearned revenue	3,347	4,166
Key money deposits	(11,276)	(20,737)
Derivative instruments liabilities	(389)	(4,629)
Payment of severance indemnities	(145,927)	(139,723)
Accrued provisions	(16,345)	(42,730)
Refundable deposits for telephone installation	(32,581)	(49,389)
Deferred income tax liabilities	—	(16,896)
Long-term advance receipts	(681)	(684)
Long-term deposits received	9,179	18,314

Sub-total	(702,070)	(770,699)

Net Cash Provided by Operating Activities	1,857,611	1,876,413

(Continued)

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Unaudited)

	Nine months ended September 30,
	2008	2007
	(In millions of Korean won)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Decrease in short-term investment assets	206,948	83,056
Disposal of available-for-sale securities	10	2,457
Decrease in equity method investment securities	6,531	64,240
Collection of long-term loans	7,642	16,966
Decrease in other investment assets	—	208
Disposal of property and equipment	30,166	49,851
Increase of contribution for construction	53,748	47,795

Sub-total	305,045	264,573

Cash outflows for investing activities:
Increase in short-term investment assets	102,323	91,297
Acquisition of available-for-sale securities	6,960	—
Acquisition of equity method investment securities	84,447	9,008
Acquisition of property and equipment	1,559,364	1,352,727
Acquisition of intangible assets	58,124	76,427

Sub-total	(1,811,218)	(1,529,459)

Net Cash Used in Investing Activities	(1,506,173)	(1,264,886)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities:
Issuance of bonds	777,292	324,144
Increase in long-term borrowings	10,935	12,918

Sub-total	788,227	337,062

(Continued)

KT CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Unaudited)

	Nine months ended September 30,
	2008		2007
	(In millions of Korean won)
Cash outflows for financing activities:
Payment of accounts payable – other		24,875		18,768
Repayment of current portion of bond and long-term borrowings		434,065		553,533
Payment of dividends		407,374		416,190
Acquisition of treasury stock		73,807		91,517

Sub-total		(940,121)		(1,080,008)

Net Cash Used in Financing Activities		(151,894)		(742,946)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		199,544		(131,419)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		921,197		1,036,765

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	(Won)	1,120,741	(Won)	905,346

See accompanying notes to non-consolidated financial statements

KT CORPORATION

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

1.	ORGANIZATION AND DESCRIPTION OF THE BUSINESS

KT Corporation (the “Company”) commenced operations on January 1, 1982 through the segregation of specified operations from the Korean Ministry of Information and Communication (the “MIC”) for the purpose of contributing to the convenience in national life and improvement of public welfare through rational management of the public telecommunication business and improvement of telecommunication technology under the Korea Telecom Act.

Upon the announcements of the Government-Invested Enterprises Management Basic Act and the Privatization Law, as of October 1, 1997, the Company became a government invested institution regulated by the Korean Commercial Code and the Company’s shares were listed on the Korea Exchange (formerly “Korea Stock Exchange”) on December 23, 1998. The Company issued 24,282,195 additional shares on May 29, 1999 and issued American Depository Shares (“ADS”), representing these new shares and government-owned shares on the New York Stock Exchange and the London Exchange. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued.

In 2002, the Company acquired its 60,294,575 government-owned shares according to the government’s privatization plan for government-owned companies and there is no government-owned share as of September 30, 2008.

Prior to 1991, the Company was the only telecommunication service provider in Korea. Since then, several new providers have entered the markets, as licensed by the MIC; an international call service by LG Dacom, the second telecommunication service provider, in December 1991, and local call service by Hanaro Telecom, the second local call provider, in 1999. Onse Telecom also entered a long-distance call service after its international call service. The entry of these new providers into the markets resulted in severe competition in fixed-line telephone services and high speed internet services in which large growth is not expected in the future. In order to develop new business areas, the Company commercialized the Wireless Broadband Internet (“WiBro”) service in 2006 and launched new products such as mixed products which combine certain previous services and Internet Contents On Demand (“ICOD”) services under the new brand name “MegaTV” in 2007.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its official accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in equity including retained earnings or cash flows, is not presented in the accompanying non-consolidated financial statements.

The accompanying non-consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of Korea. Except for the matters described below, the significant accounting policies for the accompanying non-consolidated interim financial statements are the same as those for the 2007 annual financial statements.

The Company restated the prior period financial statements in accordance with the amendment to Statements of Korea Accounting Standards (“SKAS”) No. 15 “Investments in Associates”, and also made adjustment directly to retained earnings in accordance with the amendment to the Korea Accounting Institute (“KAI”) Opinion 06-2 “Deferred Income Taxes on Investments in Subsidiaries, Associates and Interests in Joint Ventures”. However, in connection with the Company’s adoption of SKAS No. 15, the Company restated only the 2007 financial statements as allowed by the transition clause of the amendment but did not restate the financial statements before 2007. Meanwhile, significant changes in the current period financial statements due to such amendments are summarized as follows (in millions of Korean won):

	Before amendment		After amendment
Balance sheet as of September 30, 2008
Equity method investment securities	(Won)	3,499,933	(Won)	3,477,685
Deferred income tax assets (non-current)		152,210		152,418
Other capital surplus included in capital surplus		373		(183,142)
Accumulated other comprehensive income		44,085		50,867
Retained earnings		9,685,613		9,840,307

Statement of income for the nine months ended September 30, 2008
Net income	(Won)	467,781	(Won)	476,002
Basic net income per share from continuing operations (in Korean won)		2,302		2,343
Basic net income per share (in Korean won)		2,302		2,343

Significant changes in the prior period financial statements due to such amendments are summarized as follows (in millions of Korean won):

	Before amendment		After amendment
Balance sheet as of December 31, 2007
Equity method investment securities	(Won)	3,411,035	(Won)	3,378,153
Capital surplus		519		(167,642)
Accumulated other comprehensive income		7,771		(818)
Retained earnings		9,699,015		9,842,865

Statement of income for the nine months ended September 30, 2007
Net income	(Won)	852,769	(Won)	874,363
Basic net income per share from continuing operations (in Korean won)		4,113		4,217
Basic net income per share (in Korean won)		4,113		4,217

Certain reclassifications in prior period financial statements have been made to conform to the classifications in the current period for the purpose of ease of comparison. Such reclassifications did not have an effect on the net assets as of December 31, 2007 or net income for the three and nine months ended September 30, 2007.

Transactions or accounting events related to significant changes in the financial position or the results of operations arising after December 31, 2007 are mainly disclosed in the notes to the accompanying non-consolidated financial statements.

3.	RESTRICTED DEPOSITS

Details of restricted deposits included in short-term investment assets as of September 30, 2008 and December 31, 2007 are as follows (in millions of Korean won):

	September 30, 2008		December 31, 2007		Description
Short-term investment assets	(Won)	933	(Won)	381	Restricted for research and development
		17,305		—	Money trust accounts

Total	(Won)	18,238	(Won)	381

4.	INVENTORIES VALUATION

Inventory valuations as of September 30, 2008 and December 31, 2007 are summarized as follows (in millions of Korean won):

	September 30, 2008						December 31, 2007
	Acquisition cost		Lower of cost or market value		Valuation allowance		Acquisition cost		Lower of cost or market value		Valuation allowance
Merchandise	(Won)	144,438	(Won)	125,434	(Won)	19,004	(Won)	110,129	(Won)	90,621	(Won)	19,508
Supplies		15,916		14,645		1,271		20,880		17,077		3,803

5.	AVAILABLE-FOR-SALE SECURITIES

Available-for-sale securities as of September 30, 2008 and December 31, 2007 are all equity securities and are summarized as follows (in millions of Korean won):

	September 30, 2008
	Percentage of ownership (%)	Acquisition cost		Fair value		Net asset value		Book value (Note 1)		Unrealized gains (losses) (Note 2)
K-3-I Co., Ltd.	12.50	(Won)	300	(Won)	—	(Won)	115	(Won)	300	(Won)	—
Korea Information Certificate Authority, Inc.	9.27		2,000		—		2,118		2,000		—
Polytech Adventure Town, Inc.	6.67		200		—		135		200		—
ICO Global Communications Ltd.	0.18		617		—		—		—		—
Daegu Football Club	1.84		300		—		88		300		—
Kookmin Credit Information, Inc.	2.07		1,202		—		—		—		—
Solitech Co., Ltd.	4.70		590		1,912		—		1,912		1,322
Vissem Electronics Co., Ltd. (formerly, “Samjin Information & Communications Co., Ltd.”)	0.02		15		—		2		15		—
Korea Software Financial Cooperative	0.87		1,000		—		1,196		1,000		—
Russia-Japan-Korea Cable System	10.00		307		—		—		—		—
Information and Communication Financial Cooperative	0.01		16		—		19		16		—
Korea Electric Engineers Association	0.11		20		—		22		20		—
Binext CT Financial Cooperative	15.00		1,500		—		1,423		1,500		—
Korea Specialty Contractor Financial Cooperative Fund	0.00		61		—		59		61		—
MBC-ESS Sports Co., Ltd.	8.96		1,800		—		732		1,800		—
Amicus Wireless Technology Ltd.	3.61		960		—		—		960		—
ZMOS Technology, Inc.	9.86		1,872		—		342		1,872		—
Translink Capital Partners I, L.P. (Note 3)	12.50		5,222		—		2,021		5,222		—
Sovik Contents Investment Fund (Note 3)	6.52		1,304		—		1,306		1,304		—
Pacren Walden Ventures Parallel VI-KT, L.P. (Notes 3 and 4)	99.01		434		—		434		434		—

Total		(Won)	19,720	(Won)	1,912	(Won)	10,012	(Won)	18,916

	December 31, 2007
	Percentage of ownership (%)	Acquisition cost		Fair value		Net asset value		Book Value (Note 1)		Unrealized gains (losses) (Note 2)
K-3-I Co., Ltd.	12.50	(Won)	300	(Won)	—	(Won)	132	(Won)	300	(Won)	—
Korea Information Certificate Authority, Inc.	9.27		2,000		—		1,891		2,000		—
Polytech Adventure Town, Inc.	6.67		200		—		142		200		—
ICO Global Communications Ltd.	0.18		617		—		—		—		—
Daegu Football Club	1.84		300		—		101		300		—
Kookmin Credit Information, Inc.	6.42		1,202		—		—		—		—
Solitech Co., Ltd.	4.70		590		4,120		—		4,120		3,530
Vissem Electronics Co., Ltd. (formerly, “Samjin Information & Communications Co., Ltd.”)	0.02		15		—		2		15		—
Korea Software Financial Cooperative	0.93		1,000		—		1,135		1,000		—
Russia-Japan-Korea Cable System	10.00		307		—		—		—		—
Information and Communication Financial Cooperative	0.01		16		—		19		16		—
Korea Electric Engineers Association	0.11		20		—		22		20		—
Binext CT Financial Cooperative	15.00		1,500		—		1,454		1,500		—
Korea Specialty Contractor Financial Cooperative Fund	0.00		61		—		59		61		—
MBC-ESS Sports Co., Ltd.	8.96		1,800		—		1,160		1,800		—
Amicus Wireless Technology Ltd.	4.43		960		—		169		960		—
Opensolution Co., Ltd.	8.97		—		—		—		—		—
ZMOS Technology, Inc.	9.86		1,872		—		506		1,872		—

Total		(Won)	12,760	(Won)	4,120	(Won)	6,792	(Won)	14,164

(Note 1)	Investments in equity securities above, except Solitech Co., Ltd., do not have readily determinable fair values and therefore are stated at cost. In addition, if the estimated recoverable amount of the securities is below their acquisition cost and such difference is not deemed recoverable, write-downs of the individual securities are recorded to reduce the carrying value.
(Note 2)	The amounts are not adjusted for deferred income tax arising from the unrealized gain (loss).
(Note 3)	During the nine months ended September 30, 2008, the Company obtained 12.50% ownership interest of Translink Capital Partners I, L.P. for (Won)5,222 million, 6.52% ownership interest of Sovik Contents Investment Fund for (Won)1,304 million and 99.01% ownership interest of Pacren Walden Ventures Parallel VI-KT, L.P. for (Won)434 million, respectively.
(Note 4)	Although the Company’s ownership interest in this company is 99.01%, it is an entrusted asset in substance. The Company concludes that it has no significant influence over this investee and classifies this investment as an available-for-sale security.

Changes in unrealized gain (loss) on available-for-sale securities for the nine months ended September 30, 2008 and the year ended December 31, 2007 are summarized as follows (in millions of Korean won):

	September 30, 2008 (9 months)		December 31, 2007 (12 months)
Balance at beginning of the period	(Won)	3,530	(Won)	6,050
Changes in unrealized gain (loss), net		(2,208)		(2,520)

Net balance at end of the period		1,322		3,530
Income tax effect		(364)		(971)

Balance at end of the period	(Won)	958	(Won)	2,559

6.	EQUITY METHOD INVESTMENT SECURITIES

Investments in securities accounted for using the equity method as of September 30, 2008 and December 31, 2007 are summarized as follows (in millions of Korean won):

	September 30, 2008
	Number of shares	Percentage of ownership (%)	Acquisition cost		Equity in net asset value		Book value		Market value
KT Networks Corporation (“KTN”)	2,000,000	100.00	(Won)	23,458	(Won)	54,822	(Won)	54,822	(Won)	—
KT Rental Co., Ltd. (“KTR”)	6,800,000	100.00		34,419		55,399		55,279		—
KT Capital Co., Ltd.	20,200,000	100.00		101,000		104,795		104,795		—
KT FDS Co., Ltd. (formerly “Korea FDS Co., Ltd.”)	400,000	100.00		9,008		1,226		5,266		—
KT Internal Venture Fund No. 2	5,000	94.34		5,000		5,167		5,167		—
KT Linkus Co., Ltd. (“KTL”)	2,941,668	93.82		24,502		2,667		2,600		—
KT New Business Fund No. 1 (Note 1)	100	90.91		10,000		10,120		10,120		—
Telecop Service Co., Ltd. (“TSC”)	4,644,376	93.82		26,359		9,054		9,054		—
KT DataSystems Co., Ltd. (Note 1)	1,920,000	80.00		9,600		9,241		9,241		—
KT Hitel Co., Ltd. (“KTH”)	22,750,000	65.94		67,780		118,113		118,193		153,108
Sofnics Inc. (Note 1)	120,000	60.00		600		451		451		—
JungBoPremiumEdu Co., Ltd. (Note 1)	240,000	54.50		6,000		3,284		5,193		—
KT Freetel Co., Ltd. (“KTF”) (Note 2)	102,129,938	54.25		3,821,386		2,320,484		2,544,868		3,033,259
Nasmedia, Inc. (Note 3)	1,767,516	50.00		26,055		12,768		25,286		—
KT Powertel Co., Ltd. (“KTP”)	7,771,418	44.85		55,135		31,151		31,151		—
KT Submarine Co., Ltd. (“KTSC”)	1,617,000	36.92		8,085		21,585		21,585		13,211
Sidus FNH Co.	1,607,900	35.70		19,599		5,773		11,875		—
Olive Nine Co., Ltd. (Notes 4 and 6)	9,250,000	19.48		23,155		3,462		15,003		10,083
KT Commerce, Inc. (“KTC”) (Note 5)	266,000	19.00		1,330		1,403		1,393		—
Sidus FNH Benex Cinema Investment Fund (Note 5)	40	13.33		4,000		4,097		4,097		—
KTF Technologies, Inc. (“KTFT”) (Note 5)	56,000	3.85		366		1,385		544		—
Korea Telecom America, Inc. (“KTAI”)	6,000	100.00		4,783		3,842		3,842		—
Korea Telecom China Co., Ltd. (“KTCC”)	—	100.00		1,245		1,737		1,737		—
Korea Telecom Japan Co., Ltd. (“KTJ”)	12,856	100.00		6,586		1,797		1,797		—
New Telephone Company (“NTC”)	5,309,189	79.96		33,064		179,439		179,439		—
KTSC Investment Management B.V. (Note 7)	82,614	60.00		30,860		42,006		42,006		—
Company K Movie Asset Fund No. 1 (Note 1)	54	60.00		5,400		5,405		5,405		—
KT-Global New Media Fund (Note 1)	600	50.00		6,000		5,862		5,862		—
Korea Telecom Directory Co., Ltd. (“KTD”)	1,360,000	34.00		6,800		8,441		8,441		—
Metropol Property LLC (Note 8)	—	34.00		1,739		2,063		2,063		—
KBSi Co., Ltd.	952,000	32.38		4,760		4,345		4,345		—
Korea Information Technology Fund (“KITF”)	70	23.33		70,000		79,033		79,033		—
Sky Life Contents Fund	45	22.50		4,500		4,177		4,177		—
Everyshow (Note 1)	300,000	21.28		1,500		1,309		1,309		—
Korea Digital Satellite Broadcasting Co., Ltd. (“KDB”)	20,770,000	21.00		185,274		20,569		34,229		—
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc.”)	1,800,000	20.17		9,000		7,485		7,485		—
Goodmorning F Co., Ltd. (Note 4)	114,000	19.00		254		1,460		1,460		—
Korea New Realty Development and Construction Co., Ltd. (formerly, “KT Realty Development and Management Co., Ltd.”) (“KNRDC”) (Note 4)	266,000	19.00		506		7,317		7,317		—
Korea Information Data Corp. (“KID”) (Note 4)	760,000	19.00		3,800		14,166		14,166		—

	September 30, 2008
	Number of shares	Percentage of ownership (%)	Acquisition cost		Equity in net asset value		Book Value		Market value
Korea Information Service Corp. (“KIS”) (Note 4)	570,000	19.00		2,850		12,861		12,861	—
Korea Seoul Contact all Co., Ltd. (Note 4)	45,600	19.00		228		262		262	—
Korea Service and Communication Co., Ltd. (Note 4)	45,600	19.00		228		296		296	—
Korea Call Center Co., Ltd. (Note 4)	45,600	19.00		228		296		296	—
TMworld Co., Ltd. (Note 4)	45,600	19.00		228		324		324	—
Ubiquitous Marketing Service and Communication Co., Ltd. (“UMS&C”) (Note 4)	45,600	19.00		228		279		279	—
Exdell Corporation (Note 4)	38,000	19.00		190		240		240	—
Information Technology Service Kangbuk Corporation (Note 4)	38,000	19.00		190		211		211	—
Information Technology Solution Nambu Corporation (Note 4)	38,000	19.00		190		216		216	—
Information Technology Solution Seobu Corporation (Note 4)	38,000	19.00		190		217		217	—
Information Technology Solution Busan Corporation (Note 4)	38,000	19.00		190		217		217	—
Information Technology Solution Jungbu Corporation (Note 4)	38,000	19.00		190		160		160	—
Information Technology Solution Honam Corporation (Note 4)	38,000	19.00		190		199		199	—
Information Technology Solution Daegu Corporation (Note 4)	38,000	19.00		190		196		196	—
Mostech Co., Ltd. (Note 4)	200,000	17.93		5,000		124		2,245	—
Wooridul Entertainment Investment Fund-1 (Notes 1 and 5)	1,391	17.39		1,391		1,371		1,371	—
eNtoB Corp. (Note 5)	500,000	15.63		2,500		4,043		4,043	—
Mongolian Telecommunications (“MTC”)	10,348,111	40.00		3,450		13,956		13,956	24,318

Total			(Won)	4,670,759	(Won)	3,202,368	(Won)	3,477,685

	December 31, 2007
	Number of shares	Percentage of ownership (%)	Acquisition cost		Equity in net asset value		Book value		Market value
KT Networks Corporation (“KTN”)	2,000,000	100.00	(Won)	23,458	(Won)	52,900	(Won)	52,900	(Won)	—
KT Rental Co., Ltd. (“KTR”)	6,800,000	100.00		34,419		48,315		48,207		—
KT Capital Co., Ltd.	20,200,000	100.00		101,000		100,043		100,043		—
KT FDS Co., Ltd. (formerly “Korea FDS Co., Ltd.”)	400,000	100.00		9,008		2,453		7,359		—
KT Internal Venture Fund No. 2	5,000	94.34		5,000		5,205		5,205		—
KT Linkus Co., Ltd. (“KTL”)	2,941,668	93.82		24,502		8,136		8,040		—
Telecop Service Co., Ltd. (“TSC”)	4,644,376	93.82		26,359		10,847		10,847		—
KT Hitel Co., Ltd. (“KTH”)	22,750,000	65.94		67,780		114,082		114,403		167,213
KT Freetel Co., Ltd. (“KTF”)	102,129,938	52.99		3,821,386		2,299,615		2,620,185		3,099,644
KT Powertel Co., Ltd. (“KTP”)	7,771,418	44.85		55,135		28,837		28,837		—
KT Submarine Co., Ltd. (“KTSC”)	1,617,000	36.92		8,085		21,933		21,933		14,424
Sidus FNH Co.	1,607,900	35.70		19,599		6,273		14,409		—
Olive Nine Co., Ltd. (Note 4)	8,750,000	19.20		22,000		3,676		17,880		20,169
KT Commerce, Inc. (“KTC”) (Note 5)	266,000	19.00		1,330		1,305		1,264		—
Sidus FNH Benex Cinema Investment Fund (Note 5)	40	13.33		4,000		3,985		3,985		—
KTF Technologies, Inc. (“KTFT”) (Note 5)	56,000	3.85		366		2,073		1,623		—
Korea Telecom America, Inc. (“KTAI”)	6,000	100.00		4,783		2,937		2,937		—
Korea Telecom China Co., Ltd. (“KTCC”)	—	100.00		1,245		946		946		—
Korea Telecom Philippines, Inc. (“KTPI”) (Note 9)	744,476	100.00		2,481		(112,543)		—		—
Korea Telecom Japan Co., Ltd. (“KTJ”)	12,856	100.00		6,586		830		830		—
New Telephone Company (“NTC”)	5,309,189	79.96		33,064		125,326		125,326		—
KTSC Investment Management B.V.	108	60.00		15		15		15		—
Super iMax	—	60.00		1,321		1		1,321		—
East Telecom	—	51.00		14,515		10,238		14,515		—
Korea Telecom Directory Co., Ltd. (“KTD”)	1,360,000	34.00		6,800		8,085		8,085		—
KBSi Co., Ltd.	952,000	32.38		4,760		3,408		3,408		—
Korea Information Technology Fund (“KITF”)	70	23.33		70,000		77,578		77,578		—
Sky Life Contents Fund	45	22.50		4,500		4,997		4,997		—
Korea Digital Satellite Broadcasting Co., Ltd. (“KDB”)	20,770,000	21.00		185,274		3,036		24,892		—
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc.”)	1,800,000	20.17		9,000		7,147		7,147		—
Goodmorning F Co., Ltd. (Note 4)	114,000	19.00		254		1,151		1,151		—
Korea New Realty Development and Construction Co., Ltd. (formerly, “KT Realty Development and Management Co., Ltd.”) (“KNRDC”) (Note 4)	266,000	19.00		506		3,788		3,788		—
Korea Information Data Corp. (“KID”) (Note 4)	760,000	19.00		3,800		13,541		13,541		—

	December 31, 2007
	Number of shares	Percentage of ownership (%)	Acquisition cost		Equity in net asset value		Book value		Market value
Korea Information Service Corp. (“KIS”) (Note 4)	570,000	19.00		2,850		10,792		10,792	—
Korea Seoul Contact all Co., Ltd. (Note 4)	45,600	19.00		228		271		271	—
Korea Service and Communication Co., Ltd. (Note 4)	45,600	19.00		228		274		274	—
Korea Call Center Co., Ltd. (Note 4)	45,600	19.00		228		266		266	—
TMworld Co., Ltd. (Note 4)	45,600	19.00		228		294		294	—
Ubiquitous Marketing Service and Communication Co., Ltd. (“UMS&C”) (Note 4)	45,600	19.00		228		275		275	—
Exdell Corporation (Note 4)	38,000	19.00		190		177		177	—
Information Technology Service Kangbuk Corporation (Note 4)	38,000	19.00		190		190		190	—
Information Technology Solution Nambu Corporation (Note 4)	38,000	19.00		190		190		190	—
Information Technology Solution Seobu Corporation (Note 4)	38,000	19.00		190		190		190	—
Information Technology Solution Busan Corporation (Note 4)	38,000	19.00		190		190		190	—
Information Technology Solution Jungbu Corporation (Note 4)	38,000	19.00		190		190		190	—
Information Technology Solution Honam Corporation (Note 4)	38,000	19.00		190		190		190	—
Information Technology Solution Daegu Corporation (Note 4)	38,000	19.00		190		190		190	—
Mostech Co., Ltd. (Note 4)	200,000	17.93		5,000		316		3,016	—
eNtoB Corp. (Note 5)	500,000	15.63		2,500		3,841		3,841	—
Mongolian Telecommunications (“MTC”)	10,348,111	40.00		3,450		10,020		10,020	41,491

Total			(Won)	4,588,791	(Won)	2,888,015	(Won)	3,378,153

(Note 1)	During the nine months ended September 30, 2008, the Company obtained 90.91% ownership interest of KT New Business Fund No. 1 for (Won)10,000 million, 80.00% ownership interest of KT DataSystems Co., Ltd. for (Won)9,600 million, 60.00% ownership interest of Sofnics lnc. for (Won)600 million, 54.50% ownership interest of JungBoPremiumEdu Co., Ltd. for (Won)6,000 million, 60.00% ownership interest of Company K Movie Asset Fund No. 1 for (Won)5,400 million, 50.00% ownership interest of KT-Global New Media Fund for (Won)6,000 million, 21.28% ownership interest of Everyshow for (Won)1,500 million and 17.39% ownership interest of Wooridul Entertainment Investment Fund-1 for (Won)1,391 million respectively.
(Note 2)	KTF purchased 4,448,000 shares of treasury stock for retirement by a charge against its retained earnings. As a result, the Company’s equity ownership interest in KTF increased from 52.99% as of December 31, 2007 to 54.25% as of September 30, 2008. The resulting difference in the Company’s equity in the investee totaling (Won)14,651 million was included in other capital surplus.
(Note 3)	During the nine months ended September 30, 2008, the Company obtained 50% plus one share ownership interest of Nasmedia Inc. for (Won)26,055 million.
(Note 4)	Although the Company’s ownership in these companies is less than 20%, the Company has significant influence over these companies through the participation in these companies’ various management decisions. As a result, the Company accounts for these investments using the equity method.
(Note 5)	Although the Company’s ownership in these companies is less than 20%, the ownership percentages including subsidiaries’ ownership in these companies are over 20%. As a result, the Company accounts for these investments using the equity method.
(Note 6)	The Company’s ownership interest in Olive Nine Co., Ltd. increased from 19.20% at December 31, 2007 to 19.48% at September 30, 2008 according to the conversion of convertible bonds and purchase of additional shares. The resulting difference in the Company’s equity in the investee totaling (Won)441 million was included in other capital surplus.
(Note 7)	During the nine months ended September 30, 2008, the Company additionally invested in KTSC Investment Management B.V. cash of (Won)15,009 million and in-kind contribution of (Won)15,836 million which consists of the shares of Super iMax and East Telecom totaling (Won)1,321 million and (Won)14,515 million, respectively, together with other stockholder on a proportionate basis.
(Note 8)	During the nine months ended September 30, 2008, the Company obtained 34.00% ownership interest of Metropol Property LLC, located in Uzbekistan, for (Won)1,739 million.
(Note 9)	The Company’s board of directors and KTPI’s shareholders meeting resolved to dissolve KTPI on October 25, 2007 and December 28, 2007, respectively, and is currently being liquidated.

Changes in carrying amount resulting from the equity method of accounting for the nine months ended September 30, 2008 and the year ended December 31, 2007 are as follows (in millions of Korean won):

	September 30, 2008 (9 months)
	January 1, 2008		Equity in income (loss)		Increase (decrease) in equity of associates		Other capital surplus		Other increase (decrease)		September 30, 2008
KTN	(Won)	52,900	(Won)	1,922	(Won)	—	(Won)	—	(Won)	—	(Won)	54,822
KTR		48,207		7,071		1		—		—		55,279
KT Capital Co., Ltd.		100,043		4,666		86		—		—		104,795
KT FDS Co., Ltd. (formerly, “Korea FDS Co., Ltd.”) (Note 1)		7,359		(2,093)		—		—		—		5,266
KT Internal Venture Fund No. 2 (Note 1)		5,205		(38)		—		—		—		5,167
KTL		8,040		(5,440)		—		—		—		2,600
KT New Business Fund No.1 (Note 1)		—		120		—		—		10,000		10,120
TSC		10,847		(1,793)		—		—		—		9,054
KT DataSystems Co., Ltd. (Note 1)		—		(359)		—		—		9,600		9,241
KTH		114,403		3,511		279		—		—		118,193
Sofnics Inc. (Note 1)		—		(149)		—		—		600		451
JungBoPremiumEdu Co., Ltd. (Note 1)		—		(807)		—		—		6,000		5,193
KTF		2,620,185		(62,052)		26		(15,705)		2,414		2,544,868
Nasmedia, Inc. (Note 1)		—		(769)		—		—		26,055		25,286
KTP		28,837		2,314		—		—		—		31,151
KTSC		21,933		183		(127)		—		(404)		21,585
Sidus FNH Co. (Note 1)		14,409		(2,534)		—		—		—		11,875
Olive Nine Co., Ltd. (Note 1)		17,880		(3,595)		4		(441)		1,155		15,003
KTC		1,264		134		(5)		—		—		1,393
Sidus FNH Benex Cinema Investment Fund (Note 1)		3,985		112		—		—		—		4,097
KTFT		1,623		(1,068)		(11)		—		—		544
KTAI (Note 1)		2,937		106		799		—		—		3,842
KTCC (Note1)		946		384		407		—		—		1,737
KTJ (Note 1)		830		550		417		—		—		1,797
NTC (Note 1)		125,326		28,510		30,683		—		(5,080)		179,439
KTSC Investment Management B.V. (Note 1)		15		(526)		11,672		—		30,845		42,006
Super iMax (Note 1)		1,321		—		—		—		(1,321)		—
East Telecom (Note 1)		14,515		—		—		—		(14,515)		—
Company K Movie Asset Fund No. 1 (Note 1)		—		5		—		—		5,400		5,405
KT-Global New Media Fund (Note 1)		—		(138)		—		—		6,000		5,862
KTD (Note 1)		8,085		356		—		—		—		8,441
Metropol Property LLC (Note 1)		—		74		250		—		1,739		2,063
KBSi Co., Ltd. (Note 1)		3,408		937		—		—		—		4,345
KITF (Note 1)		77,578		1,669		(214)		—		—		79,033
Sky Life Contents Fund (Note 1)		4,997		(820)		—		—		—		4,177
Everyshow (Note 1)		—		(191)		—		—		1,500		1,309
KDB (Note 1)		24,892		3,022		6,315		—		—		34,229
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc.”) (Note 1)		7,147		485		(147)		—		—		7,485
Goodmorning F Co., Ltd. (Note 1)		1,151		313		(4)		—		—		1,460
KNRDC (Note 1)		3,788		3,529		—		—		—		7,317
KID (Note 1)		13,541		853		—		—		(228)		14,166
KIS (Note 1)		10,792		2,240		—		—		(171)		12,861

	September 30, 2008 (9 months)
	January 1, 2008		Equity in income (loss)		Increase (decrease) in equity of associates		Other capital surplus		Other increase (decrease)		September 30, 2008
Korea Seoul Contact all Co., Ltd. (Note 1)		271		(9)		—		—		—		262
Korea Service and Communication Co., Ltd. (Note 1)		274		22		—		—		—		296
Korea Call Center Co., Ltd. (Note 1)		266		30		—		—		—		296
TMworld Co., Ltd. (Note 1)		294		30		—		—		—		324
UMS&C (Note 1)		275		4		—		—		—		279
Exdell Corporation (Note 1)		177		63		—		—		—		240
Information Technology Service Kangbuk Corporation (Note 1)		190		21		—		—		—		211
Information Technology Solution Nambu Corporation (Note 1)		190		26		—		—		—		216
Information Technology Solution Seobu Corporation (Note 1)		190		27		—		—		—		217
Information Technology Solution Busan Corporation (Note 1)		190		27		—		—		—		217
Information Technology Solution Jungbu Corporation (Note 1)		190		(30)		—		—		—		160
Information Technology Solution Honam Corporation (Note 1)		190		9		—		—		—		199
Information Technology Solution Daegu Corporation (Note 1)		190		6		—		—		—		196
Mostech Co., Ltd. (Note 1)		3,016		(771)		—		—		—		2,245
Wooridul Entertainment Investment Fund-1 (Note 1)		—		(20)		—		—		1,391		1,371
eNtoB Corp. (Note 1)		3,841		203		(1)		—		—		4,043
MTC (Note 1)		10,020		1,563		3,021		—		(648)		13,956

Total	(Won)	3,378,153	(Won)	(18,105)	(Won)	53,451	(Won)	(16,146)	(Won)	80,332	(Won)	3,477,685

	December 31, 2007 (12 months)
	January 1, 2007		Equity in income (loss)		Increase (decrease) in equity of associates		Other increase (decrease)		December 31, 2007
KTN	(Won)	50,840	(Won)	2,060	(Won)	—	(Won)	—	(Won)	52,900
KTR		40,535		7,672		—		—		48,207
KT Capital Co., Ltd.		99,573		359		111		—		100,043
KT FDS Co., Ltd. (formerly, “Korea FDS Co., Ltd.”)		—		(1,649)		—		9,008		7,359
KT Internal Venture Fund No. 2 (Note 1)		5,144		61		—		—		5,205
KTL		6,875		1,165		—		—		8,040
TSC		24,810		(13,963)		—		—		10,847
Korea Telecom Venture Fund No. 1		12,862		(295)		(19)		(12,548)		—
KTH		107,453		2,228		4,722		—		114,403
KTF		2,707,823		(10,133)		(16,227)		(61,278)		2,620,185
KTP		27,653		1,184		—		—		28,837
KTSC		18,686		3,768		(521)		—		21,933
Sidus FNH Co.		16,949		(2,541)		1		—		14,409
Olive Nine Co., Ltd.		22,000		(4,377)		257		—		17,880
KTC		862		406		(4)		—		1,264
Sidus FNH Benex Cinema Investment Fund		4,013		(28)		—		—		3,985
KTFT		—		1,246		11		366		1,623
KTAI		2,806		104		27		—		2,937
KTCC		813		65		68		—		946
KTPI		—		—		—		—		—
KTJ		—		625		205		—		830
NTC (Note 1)		93,581		21,732		11,918		(1,905)		125,326
KTSC Investment Management B.V. (Note 1)		—		—		—		15		15
Super iMax (Note 1)		—		—		—		1,321		1,321
East Telecom (Note 1)		—		—		—		14,515		14,515
KTD (Note 1)		7,867		219		(1)		—		8,085
KBSi Co., Ltd.		2,810		598		—		—		3,408
KITF		71,128		5,531		1,151		(232)		77,578
Sky Life Contents Fund		5,050		(53)		—		—		4,997
KDB (Note 1)		16,455		7,676		761		—		24,892
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc.”) (Note 1)		9,204		(1,668)		160		(549)		7,147
Goodmorning F Co., Ltd.		826		324		1		—		1,151
KNRDC		2,375		1,413		—		—		3,788
KID		12,230		1,463		—		(152)		13,541
KIS		8,382		2,524		—		(114)		10,792
Korea Seoul Contact all Co., Ltd.		228		43		—		—		271

	December 31, 2007 (12 months)
	January 1, 2007		Equity in income (loss)		Increase (decrease) in equity of associates		Other increase (decrease)		December 31, 2007
Korea Service and Communication Co., Ltd.		228		46		—		—		274
Korea Call Center Co., Ltd.		228		38		—		—		266
TMworld Co., Ltd.		228		66		—		—		294
UMS&C		228		47		—		—		275
Exdell Corporation (Note 1)		—		(13)		—		190		177
Information Technology Service Kangbuk Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Nambu Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Seobu Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Busan Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Jungbu Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Honam Corporation (Note 1)		—		—		—		190		190
Information Technology Solution Daegu Corporation (Note 1)		—		—		—		190		190
Mostech Co., Ltd. (Note 1)		4,186		(1,170)		—		—		3,016
eNtoB Corp.		3,363		471		7		—		3,841
Pivotec Co., Ltd.		6,299		38		(3,359)		(2,978)		—
MTC (Note 1)		9,321		1,233		52		(586)		10,020

Total	(Won)	3,403,914	(Won)	28,515	(Won)	(679)	(Won)	(53,597)	(Won)	3,378,153

(Note 1)	These securities were accounted for using the equity method of accounting based on unreviewed financial statements as of and for the nine months ended September 30, 2008 as the reviewed financial statements on these companies could not be obtained. In order to verify the reliability of such unreviewed financial statements, the Company has performed the following procedures and found no significant exceptions:

	i)	Obtain the unreviewed financial statements signed by the investee’s chief executive officer and statutory auditor.

	ii)	Identified whether the major transactions or accounting events, including those disclosed to public by the investee, which were acknowledged by the Company are properly reflected in the unreviewed financial statements.

	iii)	Identify the major accounting issues under discussion between the investee and its external auditors and the investee’s plan to resolve such issues.

	iv)	Analyze the effect of potential difference between the unreviewed and audited financial statements.

Changes in investment differences from the equity method investment securities for the nine months ended September 30, 2008 and the year ended December 31, 2007 are as follows (in millions of Korean won):

	September 30, 2008 (9 months)										December 31, 2007 (12 months)
Affiliate	January 1, 2008		Increase		Amortization		Other		September 30, 2008		January 1, 2007		Increase		Amortization		December 31, 2007
KT FDS Co., Ltd.	(Won)	4,906	(Won)	—	(Won)	866	(Won)	—	(Won)	4,040	(Won)	—	(Won)	5,772	(Won)	866	(Won)	4,906
JungBoPremiumEdu Co., Ltd.		—		2,182		273		—		1,909		—		—		—		—
KTF		325,284		—		97,585		—		227,699		455,313		—		130,029		325,284
Nasmedia, Inc.		—		14,436		1,918		—		12,518		—		—		—		—
Sidus FNH Co.		8,136		—		2,034		—		6,102		10,848		—		2,712		8,136
Olive Nine Co., Ltd.		14,204		—		2,663		—		11,541		17,755		—		3,551		14,204
Super iMax		1,320		—		—		(1,320)		—		—		1,320		—		1,320
East Telecom		4,277		—		—		(4,277)		—		—		4,277		—		4,277
KDB		21,856		—		8,196		—		13,660		33,413		—		11,557		21,856
Mostech Co., Ltd.		2,700		—		579		—		2,121		3,471		—		771		2,700

Total	(Won)	382,683	(Won)	16,618	(Won)	114,114	(Won)	(5,597)	(Won)	279,590	(Won)	520,800	(Won)	11,369	(Won)	149,486	(Won)	382,683

Details of unrealized gains (losses) arising from intercompany transactions, which are eliminated, as of September 30, 2008 and December 31, 2007 are as follows (in millions of Korean won):

	September 30, 2008						December 31, 2007
Company	Inventories		Property and equipment and intangible assets		Total		Inventories		Property and equipment and intangible assets		Total
KTR	(Won)	120	(Won)	—	(Won)	120	(Won)	108	(Won)	—	(Won)	108
KTL		—		67		67		—		96		96
KTH		—		(80)		(80)		—		(321)		(321)
KTF		1,234		2,081		3,315		2,035		2,679		4,714
KTC		—		10		10		—		41		41
KTFT		841		—		841		450		—		450

Total	(Won)	2,195	(Won)	2,078	(Won)	4,273	(Won)	2,593	(Won)	2,495	(Won)	5,088

Cumulative changes in the Company’s equity in net asset value of the investees not recognized due to the discontinuance of the equity method of accounting as of September 30, 2008 are nil.

The condensed financial information of the investees as of and for the nine months ended September 30, 2008 and as of and for the year ended December 31, 2007 are as follows (in millions of Korean won):

	September 30, 2008 (9 months)
	Total assets		Total liabilities		Revenue		Net income (loss)
KTN	(Won)	159,899	(Won)	105,199	(Won)	281,729	(Won)	1,906
KTR		296,263		240,863		76,149		7,084
KT Capital Co., Ltd.		1,273,827		1,169,031		77,902		4,666
KT FDS Co., Ltd. (formerly, “Korea FDS Co., Ltd.”)		9,627		8,401		21,513		(1,227)
KT Internal Venture Fund No. 2		5,477		—		—		54
KTL		68,274		65,500		60,063		(5,829)
KT New Business Fund No .1		11,208		76		—		132
TSC		105,049		95,451		107,010		(1,927)
KT DataSystems Co., Ltd.		29,425		17,873		19,734		(449)
KTH		198,395		19,279		95,606		5,691
Sofnics Inc.		851		100		—		(358)
JungBoPremiumEdu Co., Ltd.		6,605		585		—		(980)
KTF		7,892,620		3,614,862		6,395,979		62,672
Nasmedia, Inc.		56,476		30,939		9,846		2,882

	September 30, 2008 (9 months)
	Total assets	Total liabilities	Revenue	Net income (loss)
KTP	154,436	84,974	84,520	5,159
KTSC	104,748	46,402	57,779	412
Sidus FNH Co.	21,934	5,764	11,518	(1,401)
Olive Nine Co., Ltd.	41,809	24,038	26,006	(4,823)
KTC	35,183	27,790	35,504	554
Sidus FNH Benex Cinema Investment Fund	30,882	151	—	839
KTFT	152,266	116,251	294,021	(17,586)
KTAI	6,538	2,697	5,933	106
KTCC	2,167	430	2,022	383
KTJ	14,707	12,911	12,733	549
NTC	245,536	21,136	98,182	35,731
KTSC Investment Management B.V.	65,008	80	84	(877)
Company K Movie Asset Fund No. 1	9,008	—	—	8
KT-Global New Media Fund	12,172	447	—	(276)
KTD	65,959	41,133	27,510	551
Metropol Property LLC	6,067	—	218	218
KBSi Co., Ltd.	19,720	6,303	23,497	2,893
KITF	338,711	—	—	7,153
Sky Life Contents Fund	18,714	150	616	466
Everyshow	7,814	1,661	417	(897)
KDB	503,529	281,660	289,493	26,789
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc.”)	37,391	281	5,445	3,245
Goodmorning F Co., Ltd.	14,267	6,582	41,057	1,646
KNRDC	70,114	31,604	49,547	18,575
KID	106,196	31,640	159,446	5,518
KIS	93,143	25,455	109,475	11,908
Korea Seoul Contact all Co., Ltd.	5,937	4,556	30,555	(43)
Korea Service and Communication Co., Ltd.	4,651	3,091	23,775	117
Korea Call Center Co., Ltd.	5,592	4,033	21,077	160
TMworld Co., Ltd.	4,507	2,920	21,365	159
UMS&C	4,643	3,175	22,600	21
Exdell Corporation	2,322	1,058	8,880	335
Information Technology Service Kangbuk Corporation	5,458	4,346	36,260	111
Information Technology Solution Nambu Corporation	6,437	5,298	39,229	139
Information Technology Solution Seobu Corporation	6,644	5,504	37,371	140
Information Technology Solution Busan Corporation	6,295	5,154	35,513	141
Information Technology Solution Jungbu Corporation	3,586	2,745	29,313	(159)
Information Technology Solution Honam Corporation	6,568	5,520	28,339	48
Information Technology Solution Daegu Corporation	3,409	2,375	20,621	34
Mostech Co., Ltd.	7,913	7,226	14,632	(930)
Wooridul Entertainment Investment Fund-1	7,885	—	—	(115)
eNtoB Corp.	68,662	42,788	553,008	1,352
MTC	44,394	9,505	22,104	4,341

	December 31, 2007 (12 months)
	Total assets		Total liabilities		Revenue		Net income (loss)
KTN	(Won)	154,739	(Won)	101,946	(Won)	337,819	(Won)	2,005
KTR		331,082		282,767		119,659		7,692
KT Capital Co., Ltd.		630,173		530,130		31,154		359
KT FDS Co., Ltd. (formerly, “Korea FDS Co., Ltd.”)		11,364		8,911		25,353		(1,434)
KT Internal Venture Fund No. 2		5,578		60		133		65
KTL		76,704		68,102		96,942		866
TSC		97,687		86,163		128,297		(14,922)
KTH		194,822		21,819		122,890		3,868
KTF		7,460,705		3,121,265		7,293,321		244,144
KTP		157,581		93,277		106,903		2,640
KTSC		68,980		9,677		33,236		10,168
Sidus FNH Co.		27,439		9,868		22,603		478
Olive Nine Co., Ltd.		41,588		22,437		35,173		(4,305)
KTC		19,957		13,093		39,432		1,997
Sidus FNH Benex Cinema Investment Fund		30,043		151		1,150		(209)
KTFT		164,591		110,714		455,996		2,645
KTAI		5,162		2,226		7,542		104
KTCC		1,002		56		1,588		65
KTPI		208		112,751		20		(13,481)
KTJ		4,671		3,841		5,219		864
NTC		172,679		15,951		106,591		27,177
KTSC Investment Management B.V.		25		—		—		—
Super iMax		1		—		—		—
East Telecom		25,388		5,313		9,345		6,020
KTD		62,967		39,190		43,570		643
KBSi Co., Ltd.		18,429		7,904		26,227		1,845
KITF		332,476		—		33,644		22,712
Sky Life Contents Fund		22,716		505		469		(236)
KDB		513,708		341,515		387,393		38,199
Kiwoom Investment Co., Ltd. (formerly, “Korea IT Venture Partners Inc.”)		35,609		173		3,979		(7,690)
Goodmorning F Co., Ltd.		16,988		10,927		56,842		1,707
KNRDC		46,034		26,100		62,074		7,435
KID		99,632		28,363		194,977		7,862
KIS		82,373		25,571		143,024		13,409
Korea Seoul Contact all Co., Ltd.		4,989		3,565		37,876		224
Korea Service and Communication Co., Ltd.		4,150		2,708		31,015		243
Korea Call Center Co., Ltd.		4,070		2,671		27,523		199
TMworld Co., Ltd.		3,799		2,371		26,995		348
UMS&C		4,255		2,808		26,691		247
Exdell Corporation		1,020		90		200		(70)
Information Technology Service Kangbuk Corporation		1,000		—		—		—
Information Technology Solution Nambu Corporation		1,000		—		—		—
Information Technology Solution Seobu Corporation		1,000		—		—		—
Information Technology Solution Busan Corporation		1,000		—		—		—
Information Technology Solution Jungbu Corporation		1,000		—		—		—
Information Technology Solution Honam Corporation		1,000		—		—		—
Information Technology Solution Daegu Corporation		1,000		—		—		—
Mostech Co., Ltd.		7,501		5,735		19,879		(2,222)
eNtoB Corp.		64,311		39,728		563,278		3,014
MTC		32,149		7,100		28,229		3,081

7.	PROPERTY AND EQUIPMENT

Property and equipment as of September 30, 2008 and December 31, 2007 are summarized as follows (in millions of Korean won):

	September 30, 2008		December 31, 2007
Property and Equipment, at cost	(Won)	38,263,568	(Won)	37,532,007
Less accumulated depreciation		(27,585,518)		(26,877,161)
Less accumulated impairment loss		(1,032)		(1,027)
Less contribution of construction		(226,272)		(205,201)

Net	(Won)	10,450,746	(Won)	10,448,618

Changes in property and equipment for the nine months ended September 30, 2008 and the year ended December 31, 2007 are as follows (in millions of Korean won):

	September 30, 2008 (9 months)
	January 1, 2008		Acquisition cost (including capital expenditures)		Disposal		Depreciation		Impairment loss		Others (Note)		September 30, 2008
Land	(Won)	1,103,479	(Won)	—	(Won)	(3,680)	(Won)	—	(Won)	—	(Won)	2,893	(Won)	1,102,692
Buildings		2,921,588		120		(24,207)		(97,070)		—		172,861		2,973,292
Structures		168,131		15		(7,223)		(11,089)		—		2,719		152,553
Machinery		5,820,762		6,193		(21,488)		(1,275,118)		(991)		1,075,991		5,605,349
Vehicles		4,162		—		(10)		(1,439)		—		191		2,904
Others		176,126		15,751		(1,471)		(74,519)		—		45,241		161,128
Construction- in-progress		254,370		1,537,285		—		—		—		(1,338,827)		452,828

Total	(Won)	10,448,618	(Won)	1,559,364	(Won)	(58,079)	(Won)	(1,459,235)	(Won)	(991)	(Won)	(38,931)	(Won)	10,450,746

	December 31, 2007 (12 months)
	January 1, 2007		Acquisition cost (including capital expenditures)		Disposal		Depreciation		Impairment loss		Others (Note)		December 31, 2007
Land	(Won)	1,060,530	(Won)	16	(Won)	(3,211)	(Won)	—	(Won)	—	(Won)	46,144	(Won)	1,103,479
Buildings		2,913,906		21		(9,194)		(125,603)		—		142,458		2,921,588
Structures		171,845		—		(569)		(15,722)		—		12,577		168,131
Machinery		5,806,329		21,723		(96,744)		(1,776,575)		(4,447)		1,870,476		5,820,762
Vehicles		5,559		—		(46)		(2,497)		—		1,146		4,162
Others		182,042		27,404		(675)		(114,422)		—		81,777		176,126
Construction- in-progress		257,873		2,173,293		—		—		—		(2,176,796)		254,370

Total	(Won)	10,398,084	(Won)	2,222,457	(Won)	(110,439)	(Won)	(2,034,819)	(Won)	(4,447)	(Won)	(22,218)	(Won)	10,448,618

(Note)	Others consist mainly of transfers from construction-in-progress to machinery, an increase (decrease) in contribution for construction and reclassifications.

8.	INTANGIBLE ASSETS

Changes in intangible assets for the nine months ended September 30, 2008 and the year ended December 31, 2007 are as follows (in millions of Korean won):

	September 30, 2008 (9 months)
	January 1, 2008		Increase		Amortization		Others		September 30, 2008
Industrial rights	(Won)	4,759	(Won)	913	(Won)	(707)	(Won)	—	(Won)	4,965
Development costs		201,798		39,963		(80,070)		(119)		161,572
Software		86,863		16,571		(20,699)		(365)		82,370
Frequency usage rights		91,142		—		(16,417)		—		74,725
Others		55,176		677		(4,995)		—		50,858

Total	(Won)	439,738	(Won)	58,124	(Won)	(122,888)	(Won)	(484)	(Won)	374,490

	December 31, 2007 (12 months)
	January 1, 2007		Increase		Amortization		Impairment loss		Others		December 31, 2007
Industrial rights	(Won)	4,342	(Won)	1,389	(Won)	(972)	(Won)	—	(Won)	—	(Won)	4,759
Development costs		193,544		111,401		(102,662)		—		(485)		201,798
Software		87,954		24,353		(25,431)		—		(13)		86,863
Frequency usage rights		113,031		—		(21,889)		—		—		91,142
Others		71,911		5,019		(10,245)		(7,066)		(4,443)		55,176

Total	(Won)	470,782	(Won)	142,162	(Won)	(161,199)	(Won)	(7,066)	(Won)	(4,941)	(Won)	439,738

The components of intangible assets as of September 30, 2008 and December 31, 2007 are as follows (in millions of Korean won):

	September 30, 2008
	Acquisition cost		Accumulated amortization		Accumulated impairment loss		Book value
Industrial rights	(Won)	13,289	(Won)	(8,324)	(Won)	—	(Won)	4,965
Development costs		595,200		(433,628)		—		161,572
Software		203,927		(121,557)		—		82,370
Frequency usage rights		125,800		(51,075)		—		74,725
Others		132,712		(74,788)		(7,066)		50,858

Total	(Won)	1,070,928	(Won)	(689,372)	(Won)	(7,066)	(Won)	374,490

	December 31, 2007
	Acquisition cost		Accumulated amortization		Accumulated impairment loss		Book value
Industrial rights	(Won)	12,375	(Won)	(7,616)	(Won)	—	(Won)	4,759
Development costs		559,303		(357,505)		—		201,798
Software		192,311		(105,448)		—		86,863
Frequency usage rights		125,800		(34,658)		—		91,142
Others		132,035		(69,793)		(7,066)		55,176

Total	(Won)	1,021,824	(Won)	(575,020)	(Won)	(7,066)	(Won)	439,738

The Company’s research and ordinary development expenses amounted to (Won)173,413 million and (Won)171,512 million for the nine months ended September 30, 2008 and 2007, respectively.

9.	BONDS AND LONG-TERM BORROWINGS

a.	Bonds

Bonds as of September 30, 2008 and December 31, 2007 are summarized as follows (in thousands of U.S. dollars and millions of Japanese yen and Korean won):

	September 30, 2008
Type	Issue date	Amount		Maturity (Note 2)	Interest rate per annum
MTNP notes (Note 1)	6/24/2004	(Won) USD	712,620 (600,000)	6/24/2014	5.88%
MTNP notes (Note 1)	9/7/2004	(Won) USD	118,770 (100,000)	9/7/2034	6.50%
MTNP notes (Note 1)	7/15/2005	(Won) USD	475,080 (400,000)	7/15/2015	4.88%
MTNP notes (Note 1)	5/3/2006	(Won) USD	237,540 (200,000)	5/3/2016	5.88%
Euro bonds	4/11/2007	(Won) USD	237,540 (200,000)	4/11/2012	5.13%
FR notes	9/11/2008	(Won) USD	237,540 (200,000)	9/11/2013	4.32%
The 132nd Public bond	2/9/2001	(Won)	70,000	2/9/2011	7.68%
The 154th Public bond	7/31/2002		220,000	7/31/2009	6.70%
The 156th Public bond	9/30/2002		180,000	9/30/2009	6.35%
The 159th Public bond	10/27/2003		300,000	10/27/2013	5.39%
The 160th Public bond	11/24/2003		200,000	11/24/2010	5.45%
The 161st Public bond	12/23/2003		230,000	12/23/2010	5.61%
The 162nd Public bond	2/27/2004		320,000	2/27/2011	5.52%
The 163rd Public bond	3/30/2004		170,000	3/30/2014	5.51%
The 164th Public bond	6/21/2004		260,000	6/21/2011	5.22%
The 165-1st Public bond	8/26/2004		130,000	8/26/2011	4.22%
The 165-2nd Public bond	8/26/2004		140,000	8/26/2014	4.44%
The 166-1st Public bond	3/21/2005		220,000	3/21/2010	4.37%
The 166-2nd Public bond	3/21/2005		100,000	3/21/2012	4.57%
The 167-1st Public bond	4/20/2005		100,000	4/20/2012	4.59%
The 167-2nd Public bond	4/20/2005		100,000	4/20/2015	4.84%
The 168-1st Public bond	6/21/2005		240,000	6/21/2012	4.43%
The 168-2nd Public bond	6/21/2005		90,000	6/21/2015	4.66%
The 169th Public bond	4/3/2007		140,000	4/3/2012	5.01%
The 170th Public bond	1/11/2008	JPY	143,028 (12,500)	1/11/2011	1.45%
The 171st Public bond	2/28/2008		100,000	2/28/2013	5.41%
The 172-1st Public bond	3/31/2008	USD	59,385 (50,000)	3/31/2011	4.20%
The 172-2nd Public bond	3/31/2008	USD	130,647 (110,000)	3/31/2012	4.30%
The 173-1st Public bond	8/6/2008		100,000	8/6/2013	6.49%
The 173-2nd Public bond	8/6/2008		100,000	8/6/2018	6.62%

Total			5,862,150

Less current portion (not including discounts on bonds of (Won)248 million)			(400,000)

Long-term portion			5,462,150

Discount on bonds			(36,236)

Net		(Won)	5,425,914

	December 31, 2007
Type	Issue date	Amount		Maturity (Note 2)	Interest rate per annum
MTNP notes (Note 1)	6/24/2004	(Won) USD	562,920 (600,000)	6/24/2014	5.88%
MTNP notes (Note 1)	9/7/2004	(Won) USD	93,820 (100,000)	9/7/2034	6.50%
MTNP notes (Note 1)	7/15/2005	(Won) USD	375,280 (400,000)	7/15/2015	4.88%
MTNP notes (Note 1)	5/3/2006	(Won) USD	187,640 (200,000)	5/3/2016	5.88%
Euro bonds	4/11/2007	(Won) USD	187,640 (200,000)	4/11/2012	5.13%
The 130th Public bond	1/19/2001	(Won)	50,000	1/19/2008	7.28%
The 132nd Public bond	2/9/2001		70,000	2/9/2011	7.68%
The 133rd Public bond	2/12/2001		50,000	2/12/2008	6.78%
The 138th Public bond	2/28/2001		100,000	2/28/2008	7.45%
The 154th Public bond	7/31/2002		220,000	7/31/2009	6.70%
The 156th Public bond	9/30/2002		180,000	9/30/2009	6.35%
The 158th Public bond	4/30/2003		220,000	4/30/2008	5.29%
The 159th Public bond	10/27/2003		300,000	10/27/2013	5.39%
The 160th Public bond	11/24/2003		200,000	11/24/2010	5.45%
The 161st Public bond	12/23/2003		230,000	12/23/2010	5.61%
The 162nd Public bond	2/27/2004		320,000	2/27/2011	5.52%
The 163rd Public bond	3/30/2004		170,000	3/30/2014	5.51%
The 164th Public bond	6/21/2004		260,000	6/21/2011	5.22%
The 165-1st Public bond	8/26/2004		130,000	8/26/2011	4.22%
The 165-2nd Public bond	8/26/2004		140,000	8/26/2014	4.44%
The 166-1st Public bond	3/21/2005		220,000	3/21/2010	4.37%
The 166-2nd Public bond	3/21/2005		100,000	3/21/2012	4.57%
The 167-1st Public bond	4/20/2005		100,000	4/20/2012	4.59%
The 167-2nd Public bond	4/20/2005		100,000	4/20/2015	4.84%
The 168-1st Public bond	6/21/2005		240,000	6/21/2012	4.43%
The 168-2nd Public bond	6/21/2005		90,000	6/21/2015	4.66%
The 169th Public bond	4/3/2007		140,000	4/3/2012	5.01%

Total			5,037,300

Less current portion (not including discounts on bonds of (Won)62 million)			(420,000)

Long-term portion			4,617,300

Discount on bonds			(28,012)

Net		(Won)	4,589,288

(Note 1)	As of September 30, 2008, the Company has issued notes in the amount of USD 1,300 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allows issuance of notes up to USD 2,000 million and the unused balance under the program is USD 700 million.
(Note 2)	All the bonds are repayable in full at maturity.

b.	Long-term Borrowings in Korean Won

Long-term borrowings in Korean won as of September 30, 2008 and December 31, 2007 are as follows (in millions of Korean won):

	Maturity date	Interest rate per annum	September 30, 2008		December 31, 2007
Informatization Promotion Fund	3/15/2008	4.88%	(Won)	—	(Won)	2,200
	12/15/2008	4.60%		717		2,867
	3/15/2009	5.10%		3,800		9,500
	3/15/2010	5.61%		5,000		7,500
	6/15/2010	5.61%		3,535		5,050
	3/15/2012	5.32%		11,820		11,820
	3/15/2013	5.32%		10,935		—
Inter-Korean Cooperation Fund	7/11/2026	2.00%		1,920		1,920
	7/11/2026	2.00%		1,847		1,847
	7/11/2026	2.00%		1,098		1,098
	7/11/2026	2.00%		800		800

Total				41,472		44,602
Less current portion				(11,840)		(18,020)

Net			(Won)	29,632	(Won)	26,582

Above Informatization Promotion Funds are repayable in installments for three years after two year grace period and Inter-Korean Cooperation Funds are repayable in installments for thirteen years after seven year grace period.

c.	Repayment Schedule

Repayment schedule of the Company’s bonds and long-term borrowings as of September 30, 2008 is as follows (in millions of Korean won):

Year ending September 30,	Bonds
	In local currency		In foreign currency		Sub-total		Borrowings in local currency		Total
2009	(Won)	400,000	(Won)	—	(Won)	400,000	(Won)	11,840	(Won)	411,840
2010		220,000		—		220,000		8,944		228,944
2011		1,210,000		202,413		1,412,413		7,585		1,419,998
2012		580,000		368,187		948,187		5,615		953,802
2013		200,000		237,540		437,540		1,823		439,363
Thereafter		900,000		1,544,010		2,444,010		5,665		2,449,675

Total	(Won)	3.510,000	(Won)	2,352,150	(Won)	5,862,150	(Won)	41,472	(Won)	5,903,622

10.	PROVISIONS

Changes in provisions for the nine months ended September 30, 2008 and the year ended December 31, 2007 are as follows (in millions of Korean won):

	September 30, 2008 (9 months)
	January 1, 2008		Increase		Decrease				Other		September 30, 2008
					Reversal		Use
Current portion:
Litigation (Note 1)	(Won)	32,849	(Won)	10,192	(Won)	(1)	(Won)	(19,866)	(Won)	—	(Won)	23,174
KT members point (Note 2)		1,751		229		(1,043)		(175)		—		762
Provision for loss from system integration (“SI”) business (Note 3)		2,294		5,598		—		(3,490)		—		4,402
Call bonus points (Note 4)		—		—		—		(3,563)		8,276		4,713
Let’s 010 call bonus points (Note 5)		—		—		—		(158)		505		347

Sub-total		36,894		16,019		(1,044)		(27,252)		8,781		33,398

Non-current portion:
Call bonus points (Note 4)		20,087		—		(4,378)		—		(8,276)		7,433
Let’s 010 call bonus points (Note 5)		590		310		—		—		(505)		395

Sub-total		20,677		310		(4,378)		—		(8,781)		7,828

Total	(Won)	57,571	(Won)	16,329	(Won)	(5,422)	(Won)	(27,252)	(Won)	—	(Won)	41,226

			December 31, 2007 (12 months)
			January 1, 2007				Decrease				December 31, 2007
					Increase		Reversal		Use
Current portion:
Litigation (Note 1)			(Won)	4,991	(Won)	34,269	(Won)	(4,970)	(Won)	(1,441)	(Won)	32,849
KT members point (Note 2)				1,402		1,600		—		(1,251)		1,751
Provision for loss from system integration (“SI”) business (Note 3)				—		2,294		—		—		2,294

Sub-total				6,393		38,163		(4,970)		(2,692)		36,894

Non-current portion:
Call bonus points (Note 4)				72,693		—		(44,097)		(8,509)		20,087
Let’s 010 call bonus points (Note 5)				1,494		—		(829)		(75)		590

Sub-total				74,187		—		(44,926)		(8,584)		20,677

Total			(Won)	80,580	(Won)	38,163	(Won)	(49,896)	(Won)	(11,276)	(Won)	57,571

(Note 1)	The amount recognized as the litigation provision is the estimate of payments required to settle the obligation.

(Note 2)	The Company recorded provisions for the KT members points with which VIP customers of the fixed-line or mobile telephone users are entitled to receive certain goods and other benefits up to (Won)25,000 per person.
(Note 3)	The estimated losses on the SI business in progress were recognized as the provision.
(Note 4)	The amount recognized as the call bonus points represents the estimate of payments for call bonus points which are provided to fixed-line customers based on the usage of the services. Once certain criteria are met, customers are entitled to receive certain goods and other benefits from the Company. Such provision is reviewed at each balance sheet date and adjusted to reflect the current best estimate when new estimates are necessary as a result of changes in circumstances, which were used as the bases for such estimates, or an acquisition of new information or additional experience on the usage rate, the expiration of points and others.
(Note 5)	The Company recorded provision for the Let’s 010 (KT-PCS) call bonus points with which its PCS subscribers are entitled to receive certain goods and other benefits from the Company.

11.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The list of subsidiaries of the Company as of September 30, 2008 is as follows:

Type of control	Subsidiaries
Direct control	KTF, KTH, KTSC, KTP, KTN, KTL, TSC, KTR, KT Capital Co., Ltd., Sidus FNH Co., Olive Nine Co., Ltd., KT FDS Co., Ltd. (formerly, “Korea FDS Co., Ltd.”), KT DataSystems Co., Ltd., Nasmedia, lnc., Sofnics Inc., JungBoPremiumEdu Co., Ltd., KT Internal Venture Fund No.2, Sidus FNH Benex Cinema Investment Fund, KT New Business Fund No.1, KTAI, NTC, KTJ, KTCC and KTSC Investment Management B.V.

Indirect control through KTF	KTFT, KTF M Hows Co., Ktd, KTF M&S Co., Ltd, KTF Music Corporation (formerly, “Bluecord Technology Co., Ltd”), Doremi media Co., Ltd and PT. KTF Indonesia

Indirect control through KTH	KTC

Indirect control through KTSC Investment Management B.V.	East Telecom and Super iMax

Significant account balances with related parties as of September 30, 2008 and December 31, 2007 are summarized as follows (in millions of Korean won):

Related party	Account	September 30, 2008		December 31, 2007
Subsidiary:
KTF	Receivables	(Won)	57,634	(Won)	47,850
	Payables		185,644		212,689
KTH	Receivables		3,088		777
	Accrued expenses		9,162		12,943
KTN	Receivables		5,523		7,351
	Payables		27,315		45,508
KTL	Receivables		95		681
	Payables		15,433		20,408
KTFT	Receivables		1,650		629
	Payables		5,880		13,010
KTC	Receivables		2,450		1,844
	Payables		10,958		15,298
KTR	Receivables		263		1,077
	Payables		56,688		58,912
Others	Receivables		6,033		4,713
	Payables		54,867		12,252

Equity method investee:
KDB	Receivables		10,472		6,944
	Payables		6,008		7,682
KID	Receivables		3,640		1,074
	Payables		844		15,763
KNRDC	Receivables		2		33
	Payables		1,430		11,486
KIS	Receivables		565		18
	Payables		8,411		12,211
Goodmorning F Co., Ltd.	Payables		5,816		8,267
eNtoB Corp.	Payables		5,208		17,198
Korea Seoul Contact all Co., Ltd.	Payables		4,037		3,482
Korea Service and Communication Co., Ltd.	Payables		3,116		2,768
Korea Call Center Co., Ltd.	Payables		2,639		2,395
TMworld Co., Ltd.	Payables		2,987		2,364
UMS&C	Payables		3,377		2,582
Other	Receivables		1,586		14
	Payables		3,962		1,110

Total	Receivables	(Won)	93,001	(Won)	73,005

	Payables	(Won)	413,782	(Won)	478,328

Significant transactions with related parties for the three months and nine months ended September 30, 2008 and 2007 are summarized as follows (in millions of Korean won):

Related party	Transactions	Account	Three months ended September 30, 2008		Nine months ended September 30, 2008		Three months ended September 30, 2007		Nine months ended September 30, 2007
Subsidiary:
KTF	Leased line charges and other	Operating revenue	(Won)	116,231	(Won)	343,520	(Won)	110,275	(Won)	338,114
	Purchase of PCS networks and other	Operating expense		176,904		562,087		201,196		578,254
	Interest income	Non-operating revenue		7		7		19		146
KTH	Leased line charges and other	Operating revenue		3,785		8,707		1,304		3,518
	Commission and other	Operating expense		9,384		29,765		14,139		31,508
KTN	Leased line charges and other	Operating revenue		15,322		30,305		9,448		28,096
	Cost of system integration (“SI”), network integration business and other	Operating expense		25,390		92,731		35,221		97,983
KTL	Leased line charges and other	Operating revenue		207		837		398		1,270
	Commission and other	Operating expense		17,833		53,912		20,092		63,315
KTFT	Telecommunication revenue and other	Operating revenue		959		1,934		1,100		2,650
	Cost of goods sold and other	Operating expense		6,317		41,549		15,080		71,914
KTC	Telecommunication revenue and other	Operating revenue		263		871		76		677
	Commission and other	Operating expense		4,442		18,012		5,035		17,824
KTR	Telecommunication revenue and other	Operating revenue		552		1,474		1,061		1,266
	Commission and other	Operating expense		11,150		33,850		12,169		31,339
Other	Telecommunication revenue and other	Operating revenue		6,306		16,471		6,121		19,416
	Commission and other	Operating expense		16,184		28,890		7,618		17,372

Related party	Transactions	Account	Three months ended September 30, 2008		Nine months ended September 30, 2008		Three months ended September 30, 2007		Nine months ended September 30, 2007
Equity method investee:
KDB	SI revenue and other	Operating revenue		14,095		42,263		21,995		63,963
	Commission and other	Operating expense		735		1,795		1,108		3,703
KID	Rent and other	Operating revenue		6,141		19,845		3,084		9,068
	Commission and other	Operating expense		24,505		71,977		25,695		70,763
Goodmorning F Co., Ltd.	Telecommunication revenue and other	Operating revenue		85		347		126		368
	Commission and other	Operating expense		13,241		32,030		11,212		29,618
KNRDC	Telecommunication revenue and other	Operating revenue		91		409		271		587
	Commission and other	Operating expense		8,963		16,003		19,281		37,501
KIS	Telecommunication revenue and other	Operating revenue		2,414		12,314		3,330		13,356
	Commission and other	Operating expense		11,699		41,935		18,030		58,743
eNtoB Corp.	Commission and other	Operating expense		19,395		83,764		23,057		81,853
Korea Seoul Contact all Co., Ltd.	Commission and other	Operating expense		7,708		28,394		6,338		23,668
Korea Service and Communication Co., Ltd.	Commission and other	Operating expense		4,394		20,284		5,351		21,648
Korea Call Center Co., Ltd.	Commission and other	Operating expense		4,211		18,624		7,329		20,631
TMworld Co., Ltd.	Commission and other	Operating expense		7,032		21,257		6,981		20,068
UMS&C	Commission and other	Operating expense		10,043		21,663		6,659		19,033
Other	Telecommunication revenue and other	Operating revenue		2,065		5,947		994		1,439
	Commission and other	Operating expense		79,810		225,246		7,644		8,996

Total		Revenues	(Won)	168,523	(Won)	485,251	(Won)	159,602	(Won)	483,934

		Expenses	(Won)	459,340	(Won)	1,443,768	(Won)	449,235	(Won)	1,305,734

Compensation to key management personnel of the Company for the nine months ended September 30, 2008 and 2007 are as follows (in millions of Korean won):

	For the three months ended September 30, 2008		For the nine months ended September 30, 2008		For the three months ended September 30, 2007		For the nine months ended September 30, 2007		Description
Benefits	(Won)	5,046	(Won)	15,686	(Won)	6,593	(Won)	16,439	Salaries, bonuses, other allowances, retirement benefits, medical benefits and other
Share-based payment		355		1,065		256		792	Stock grants and others

Total	(Won)	5,401	(Won)	16,751	(Won)	6,849	(Won)	17,231

The Company considers management of vice president or higher, who have the authority and responsibility for planning, operation and control and are in charge of business or division unit, and non-permanent directors as key management personnel.

12.	COMMON STOCK

As of September 30, 2008, the Company’s number of shares authorized are 1,000,000,000 shares with par value of (Won)5,000 per share.

As of September 30, 2008 and December 31, 2007, the number of shares issued by the Company are 273,535,700 and 275,202,400 shares, respectively, and the common stock amounted to (Won)1,560,998 million. As allowed by the Securities Exchange Law, the Company retired 38,663,959 and 36,997,259 treasury shares by charges against retained earnings through September 30, 2008 and December 31, 2007, respectively. Therefore, the common stock amount differs from the amount resulting from multiplying the number of shares issued by (Won)5,000 par value of common stock.

13.	COMPREHENSIVE INCOME

Comprehensive income for the three months and nine months ended September 30, 2008 and 2007 are as follows (in millions of Korean won):

Description	Three months ended September 30, 2008		Nine months ended September 30, 2008		Three months ended September 30, 2007		Nine months ended September 30, 2007
Net income	(Won)	161,397	(Won)	476,002	(Won)	257,370	(Won)	874,363
Cumulative effect of a change in accounting policy		—		2,621		—		—
Other comprehensive income:
Unrealized gain on available-for-sale securities (Tax effect: (Won)512 million and (Won)607 million for the three months and nine months ended September 30, 2008, and ((Won)50) million and (Won)132 million for the three months and nine months ended September 30, 2007)		(1,352)		(1,601)		130		(348)
Increase in equity of associates (Tax effect: ((Won)2,470) million and ((Won)3,053) million for the three months and nine months ended September 30, 2008, and (Won)2 million and (Won)1,002 million for the three months and nine months ended September 30, 2007)		13,301		27,849		(1,420)		(5,276)
Decrease in equity of associates (Tax effect: ((Won)466) million and ((Won)2,321) million for the three months and nine months ended September 30, 2008 and ((Won)919) million and ((Won)1,958) million for the three months and nine months ended September 30, 2007)		(4,730)		14,274		2,356		5,225
Unrealized gain on valuation of derivatives (Tax effect: ((Won)2,296) million and ((Won)4,439) million for the three months and nine months ended September 30, 2008, and ((Won)867) million and ((Won)867) million for the three months and nine months ended September 30, 2007)		6,054		11,704		2,285		2,285
Unrealized loss on valuation of derivatives (Tax effect: ((Won)181) million and (Won)205 million for the three months and nine months ended September 30, 2008, and nil for the three months and nine months ended September 30, 2007)		477		(541)		—		—

Comprehensive income	(Won)	175,147	(Won)	530,308	(Won)	260,721	(Won)	876,249

14.	SHARE-BASED PAYMENT

The Company granted stock options to its executive officers and directors through 2006 in accordance with the stock option plan approved by its board of directors of which details are as follows:

	1st grant		2nd grant		3rd grant		4th grant		5th grant
Grant date		Dec. 26, 2002		Sep. 16, 2003		Dec. 12, 2003		Feb. 4, 2005		Apr. 28, 2005
Grantee		Executives		Outside directors		Executives		Executives		Executives
Number of basic allocated shares upon grant		460,000		36,400		80,000		50,800		45,700
Number of additional shares related to business performance upon grant		220,000		—		40,000		20,000		20,000
Number of shares expected to be exercised upon grant		562,958		36,400		106,141		60,792		55,692
Number of settled or forfeited shares		191,326		33,400		106,141		10,800		65,700
Number of allocated shares as of September 30, 2008		300,415		3,000		—		40,000		—
Number of additional shares related to business performance as of September 30, 2008		71,217		—		—		3,153		—
Number of shares expected to be exercised		371,632		3,000		—		43,153		—
Fair value (in Korean won)	(Won)	22,364	(Won)	12,443	(Won)	10,926	(Won)	12,322	(Won)	10,530
Total compensation cost (in millions of Korean won)	(Won)	8,311	(Won)	38	(Won)	—	(Won)	531	(Won)	—
Exercise price (in Korean won)	(Won)	70,000	(Won)	57,000	(Won)	65,000	(Won)	54,600	(Won)	50,400
Exercise period		Dec.27, 2004 ~Dec. 26, 2009		Sep.17, 2005 ~Sep.16, 2010		Dec.13, 2005 ~Dec.12, 2010		Feb. 5, 2007 ~Feb. 4, 2012		Apr. 29, 2007 ~Apr. 28, 2012
Valuation method		Fair value method		Fair value method		Fair value method		Fair value method		Fair value method

Upon exercise, the Company can elect one of the following settlement methods; an issuance of new shares, a provision of treasury stocks or cash settlement (cash and provision of treasury stocks) subject to its circumstances.

The Company adopted the fair value method to measure compensation costs based on the following valuation assumptions and methods are as follows:

	1st grant	2nd grant	3rd grant	4th grant	5th grant
Risk free interest rate	5.46%	4.45%	5.09%	4.43%	4.07%
Expected duration	4.5 years to 5.5 years	4.5 years	4.5 years to 5.5 years	4.5 years to 5.5 years	4.5 years to 5.5 years
Expected volatility	49.07% ~ 49.90%	34.49%	31.26% ~ 33.90%	33.41% ~ 42.13%	33.51% ~ 35.92%
Expected dividend yield ratio	1.10%	1.57%	1.57%	5.86%	5.86%

Of total compensation costs calculated using the fair value method, the compensation costs recognized through September 30, 2008 are as follows (in millions of Korean Won):

	1st grant		2nd grant		3rd grant		4th grant		5th grant		Total
Total compensation costs before adjustment	(Won)	10,602	(Won)	453	(Won)	1,160	(Won)	749	(Won)	586	(Won)	13,550
Total compensation costs cancelled		(2,291)		(415)		(1,160)		(218)		(586)		(4,670)

Total compensation costs after adjustment		8,311		38		—		531		—		8,880
Compensation costs recognized in prior periods		(8,311)		(38)		—		(531)		—		(8,880)

Compensation costs to be recognized	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—

Details of stock grants to directors including chief executive officer from 2007 are as follows:

	1st grant	2nd grant
Grant date	March 29, 2007	March 27, 2008
Grantee	Registered directors	Registered directors
Estimated number of shares granted	23,925 shares	29,481 shares
Vesting conditions	Service condition: one year Non-market performance condition: achievement of performance	Service condition: one year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	(Won)42,706	(Won)48,160
Total compensation costs (in Korean won)	(Won)1,022 million	(Won)1,420 million
Estimated exercise date (exercise date)	March 27, 2008	March 27, 2009
Valuation method	Fair value method	Fair value method

Above compensation costs were calculated based on the fair value method and charged to current operations until September 30, 2008 as follows (in millions of Korean won):

	1st grant		2nd grant
Total compensation costs	(Won)	1,022	(Won)	1,420
Compensation costs recognized in prior periods		(1,022)		—
Compensation costs to be reflected in the current period		—		1,420
Compensation costs recognized in the current period		—		(1,065)

Compensation costs to be recognized after the current period	(Won)	—	(Won)	355

15.	TREASURY STOCK

Changes in treasury stock for the nine months ended September 30, 2008 and the year ended December 31, 2007 are as follows (in millions of Korean won except for share data):

	September 30, 2008 (9 months)
	January 1, 2008			Increase			Disposal			Retirement			September 30, 2008
	Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount
Direct purchase by the Securities and Exchange Act	70,256,407	(Won)	3,732,977	1,666,700	(Won)	73,807	(15,173)	(Won)	(807)	(1,666,700)	(Won)	(73,807)	70,241,234	(Won)	3,732,170
Indirect purchase through trust agreement and other	1,259,170		92,711	—		—	—		—	—		—	1,259,170		92,711

Total	71,515,577	(Won)	3,825,688	1,666,700	(Won)	73,807	(15,173)	(Won)	(807)	(1,666,700)	(Won)	(73,807)	71,500,404	(Won)	3,824,881

	December 31, 2007 (12 months)
	January 1, 2007			Increase			Disposal			Retirement			December 31, 2007
	Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount		Number of shares	Amount
Direct purchase by the Securities and Exchange Act	70,273,052	(Won)	3,733,861	4,425,000	(Won)	196,329	(16,645)	(Won)	(884)	(4,425,000)	(Won)	(196,329)	70,256,407	(Won)	3,732,977
Indirect purchase through trust agreement and other	1,259,170		92,711	—		—	—		—	—		—	1,259,170		92,711

Total	71,532,222	(Won)	3,826,572	4,425,000	(Won)	196,329	(16,645)	(Won)	(884)	(4,425,000)	(Won)	(196,329)	71,515,577	(Won)	3,825,688

Above treasury stocks are expected to be used for the stock compensation to the Company’s directors and employees and other purposes.

16.	OPERATING REVENUES

Operating revenues for the three months and nine months ended September 30, 2008 and 2007 are as follows (in millions of Korean won):

	Three months ended September 30, 2008		Nine months ended September 30, 2008		Three months ended September 30, 2007		Nine months ended September 30, 2007
Internet connection	(Won)	534,080	(Won)	1,602,034	(Won)	529,498	(Won)	1,585,504
Internet application		156,548		411,636		105,567		294,557
Data communication		419,802		1,235,164		404,943		1,219,662
Fixed-line telephone		970,220		3,009,628		1,026,516		3,120,256
LM (Note)		340,633		1,063,271		387,789		1,205,085
PCS		364,606		1,213,320		363,502		1,143,259
System integration		57,652		171,094		70,437		184,555
Real estate		63,408		182,661		63,511		167,850
Other operating revenue		6,526		20,721		6,543		19,308

Operating revenue	(Won)	2,913,475	(Won)	8,909,529	(Won)	2,958,306	(Won)	8,940,036

(Note)	This represents revenue arising form the calls from fixed-line phone to mobile phone.

17.	OPERATING EXPENSES

Operating expenses for the three months and nine months ended September 30, 2008 and 2007 are as follows (in millions of Korean won):

	Three months ended September 30, 2008		Nine months ended September 30, 2008		Three months ended September 30, 2007		Nine months ended September 30, 2007
Salaries and wages	(Won)	445,053	(Won)	1,385,001	(Won)	513,555	(Won)	1,416,932
Share-based payment		355		1,065		256		792
Provision for severance indemnities		49,761		205,018		89,673		257,406
Employee welfare		114,684		345,418		111,499		338,746
Travel		4,595		16,318		6,478		21,909
Communications		5,177		32,625		13,944		41,049
Utilities		59,090		138,009		52,187		126,906
Taxes and dues		48,510		128,870		40,932		114,599
Supplies		4,507		17,676		7,758		22,001
Rent		18,677		52,924		17,114		57,158
Depreciation		524,871		1,429,775		507,567		1,407,217
Amortization		35,776		108,475		34,615		103,508
Repairs and maintenance		125,628		369,029		133,738		370,957
Automobile maintenance		6,190		17,194		5,062		14,032
Commissions		182,503		526,776		168,539		501,543
Advertising		17,153		66,355		26,646		82,636
Education and training		6,113		16,925		9,841		23,848
Research and development		59,428		173,413		62,975		171,512
Interconnection charges		183,950		545,167		195,671		591,382
Cost of services		182,700		537,953		184,419		499,116
Commissions for system integration service		55,658		162,515		63,450		177,504
International call settlement		54,714		173,347		53,576		142,413
Cost of goods sold		128,282		477,972		128,920		496,398
Promotion		64,877		213,144		45,176		142,600
Sales commission		174,603		633,457		157,738		547,533
Provision for doubtful accounts		22,714		78,943		—		—
Other		19,069		55,858		19,172		51,821

		2,594,638		7,909,222		2,650,501		7,721,518

Less transfer to other accounts		(10,591)		(29,784)		(10,115)		(31,447)

Operating expense	(Won)	2,584,047	(Won)	7,879,438	(Won)	2,640,386	(Won)	7,690,071

18.	NET INCOME PER SHARE

The Company’s net income per share for the three months and nine months ended September 30, 2008 and 2007 are computed as follows (in millions of Korean won, except for per share data):

a.	Basic Net Income Per Share

	Three months ended September 30, 2008		Nine months ended September 30, 2008		Three months ended September 30, 2007		Nine months ended September 30, 2007
Net income	(Won)	161,397	(Won)	476,002	(Won)	257,370	(Won)	874,363
Weighted average number of common shares outstanding		202,156,751		203,178,392		205,814,831		207,326,709

Basic net income per share(in Korean won)	(Won)	798	(Won)	2,343	(Won)	1,250	(Won)	4,217

Basic net income per share, which include the effects of the restatement as discussed in Note 2, for the three months ended March 31, 2008 and 2007, for the six months ended June 30, 2008 and 2007 and for the year ended December 31, 2007 are (Won)756, (Won)1,818, (Won)1,545, (Won)2,967 and (Won)4,753, respectively.

b.	Diluted Net Income Per Share

	Three months ended September 30, 2008		Nine months ended September 30, 2008		Three months ended September 30, 2007		Nine months ended September 30, 2007
Net income	(Won)	161,397	(Won)	476,002	(Won)	257,370	(Won)	874,363
Adjusted net income	(Won)	161,397	(Won)	476,002	(Won)	257,370	(Won)	874,363
Weighted average number of common shares outstanding		202,156,751		203,178,392		205,814,831		207,326,709
Number of shares with dilutive effects (Note)		—		—		—		—

Diluted net income per share (in Korean won)	(Won)	798	(Won)	2,343	(Won)	1,250	(Won)	4,217

Diluted net income per share, which include the effects of the restatement as discussed in Note 2, for the three months ended March 31, 2008 and 2007, for the six months ended June 30, 2008 and 2007 and for the year ended December 31, 2007 are (Won)756, (Won)1,818, (Won)1,545, (Won)2,967 and (Won)4,753, respectively.

For the purpose of calculating diluted net income per share, all dilutive potential common shares were added to net income attributable to common share holders and the weighted average number of shares outstanding, respectively. Diluted net income per share is calculated by dividing adjusted net income by the weighted average number of common shares and all dilutive potential common shares. Stock options and other share-based payments have no dilutive effect and are excluded from the calculation of diluted net income per share.

(Note) Potential common shares as of September 30, 2008 and December 31, 2007 are as follows:

	Par value	Issue date	Maturity date	Exercisable Period	Common shares to be issued
					September 30, 2008	December 31, 2007
Stock option	(Note 1)	December 26, 2002	December 26, 2009	Increase in the number of exercisable shares by 1/3 every year after two years from grant date	371,632	371,632

Stock option	(Note 2)	September 16, 2003	September 16, 2010	From 2 years after grant date till maturity date	3,000	3,000
Stock option	(Note 3)	February 4, 2005	February 4, 2012	Increase in the number of exercisable shares by 1/3 every year after two years from grant date	43,153	43,153
Other share-based payment	(Note 4)	March, 29, 2007	March 27, 2008	On maturity date, subject to the resolution of board of directors	—	23,925
Other share-based payment	(Note 4)	March, 27, 2008	March 27, 2009	On maturity date, subject to the resolution of board of directors	29,481	—

Total					447,266	441,710

(Note 1)	Exercise price of (Won)70,000 per common share.
(Note 2)	Exercise price of (Won)57,000 per common share.
(Note 3)	Exercise price of (Won)54,600 per common share.
(Note 4)	Shares to be given subject to performance.

19.	COMMITMENTS AND CONTINGENCIES

a.	Legal Matters

On May 25, 2005, the Fair Trade Commission (“FTC”) imposed a fine of (Won)116,168 million to the Company related to local telephone services and leased line services for internet cafes. On September 14, 2005, the FTC imposed an additional fine of (Won)24,258 million to the Company related to domestic and international long-distance services. The Company expensed these fines for the year ended December 31, 2005. As of September 30, 2008, except for a fine of (Won)8,094 million imposed to the Company related to international long-distance services and leased line services for Internet cafes, the Company has appealed certain portion of the fine imposed by the FTC amounting to (Won)132,332 million to the Supreme Court. However, the final result of this appeal cannot be presently determined.

The Company is also in various litigation as a defendant in other cases of which claim amounts totaled (Won)26,122 million (77 cases) as of September 30, 2008. The Company accrued (Won)23,174 million as provisions related to the litigation as of September 30, 2008. However, the final result of this litigation cannot be presently determined.

b.	Commitments with Financial Institutions

As of September 30, 2008, major commitments with local financial institutions are as follows (in millions of Korean won and thousands of foreign currencies):

Commitment	Financial institution	Limit
Bank overdraft	Kookmin Bank	(Won)	500,000
	Shinhan Bank		100,000
	Woori Bank		350,000

		(Won)	950,000

Commercial paper	Korea Exchange Bank	(Won)	100,000

Collateralized loan on accounts receivable – trade	Kookmin Bank	(Won)	300,000
	Shinhan Bank		50,000
	Woori Bank		100,000
	NH bank		100,000
	Industrial Bank of Korea		150,000

		(Won)	700,000

Letters of credit	Korea Exchange Bank	USD	5,000
	Shinhan Bank	USD	8

		USD	5,008

Collection for foreign currency denominated checks	Korea Exchange Bank	USD	1,000

As of September 30, 2008, guarantees received from financial institutions are as follows (in millions of Korean won and thousands of foreign currencies):

Guarantee	Financial institution	Limit		Used amount
Performance guarantee for construction	Export-Import Bank of Korea	USD	1,885	USD	1,885
		SAR	735	SAR	735
	Korea Software Financial Cooperative and others	(Won)	159,420	(Won)	159,420
	Seoul Guarantee Insurance		40,439		40,439

	Sub total	(Won)	199,859	(Won)	199,859
		USD	1,885	USD	1,885
		SAR	735	SAR	735

General guarantee	Korea Exchange Bank	USD	1,000	USD	40
		(Won)	300	(Won)	200

Total		(Won)	200,159	(Won)	200,059
		USD	2,885	USD	1,925
		SAR	735	SAR	735

c.	Shareholders’ Agreement between KT and NTT DoCoMo

In December 2005, KTF and NTT DoCoMo Inc. (“DoCoMo”) entered into a strategic alliance. As part of this strategic alliance, DoCoMo acquired a 10% equity interest in KTF for total proceeds of (Won)563,766 million (20,176,309 shares). In addition, on December 26, 2005, KT and DoCoMo entered into a shareholders’ agreement related to shares of KTF. Under the shareholders’ agreement, DoCoMo has the right to put its 20,176,309 shares for the acquisition amount plus interests to KT if an agreed target network coverage for W-CDMA service within Korea is not met by December 31, 2008. However, as of August 3, 2007, KTF reached the target network coverage mentioned above, and the right of DoCoMo to put its shares to KT has been now extinguished.

d.	Put and Call Combination Contract with JPMorgan Chase Bank

On December 27, 2005, the Company and JPMorgan Chase Bank entered into a “Put and Call Combination” contract based on the shares of Korea Digital Satellite Broadcasting (“KDB”), an equity method investee. Under this contract, during the period from December 29, 2007 to December 29, 2008, KT has the option to acquire 9,200,000 shares of KDB that were purchased by JP Morgan Whiterfriars Inc. on December 28, 2005. Otherwise, JPMorgan Chase Bank has the option to exercise the put option on such KDB shares to KT on December 29, 2008. The exercise price under the contract for both KT and JPMorgan Chase Bank is (Won)46,000 million.

e.	Payment of a Handset Subsidy to PCS or WiBro Users

According to the provisions of the Telecommunications Business Law (“TBL”), the Company has provided a one time handset subsidy to eligible mobile phone users, who have subscribed to the Company’s service or any other mobile carriers for 18 consecutive months, within the next two years from March 27, 2006 to March 26, 2008.

Above handset subsidy program was terminated effective March 27, 2008, however the Company currently provides a variety of handset subsidy programs to PCS or WiBro subscribers according to its operation policy and sets forth the programs in details in the service agreement. The handset subsidy provided by the Company is expensed as incurred.

20.	DERIVATIVES

For the nine months ended September 30, 2008 and the year ended December 31, 2007, the Company entered into various derivatives contracts with financial institutions. Details of these derivatives contracts are as follows:

Type of transaction	Financial institution	Description
Interest rate swaps	Merrill Lynch and 5 others	Exchange fixed interest rate for variable interest rate for a specified period

Currency swaps	Merrill Lynch and 3 others	Exchange foreign currency cash flow for local currency cash flow local currency cash flow for a specified period

Combined interest rate currency swap	Merrill Lynch and 9 others	Exchange foreign currency fixed (variable) swaps interest rate for local currency variable (fixed) interest

The assets and liabilities recorded relating to the outstanding contracts as of September 30, 2008 and December 31, 2007 are as follows (in thousands of U.S. dollars and Japanese yen, and millions of Korean won):

	September 30, 2008
			Fair value
Type of transaction	Contract amount		Assets (Current)		Assets (Non-current)		Liabilities (Current)
Interest rate swap	(Won) USD	231,240 100,000	(Won)	—	(Won)	—	(Won)	9,215
Currency swap (Note)	USD	170,000		4,796		43,104		—
Combined interest rate currency swap (Note)	USD	1,060,000
	JPY	12,500,000		56,337		88,127		1,976

	(Won) USD	231,240 1,330,000
Total	JPY	12,500,000	(Won)	61,133	(Won)	131,231	(Won)	11,191

	December 31, 2007
			Fair value
Type of transaction	Contract amount		Assets (Current)		Assets (Non-current)		Liabilities (Current)
Interest rate swap	(Won) USD	451,240 100,000	(Won)	352	(Won)	—	(Won)	3,900
Currency swap (Note)	USD	220,000		—		1,710		2,833
Combined interest rate currency swap	USD	700,000		—		—		125,548

Total	(Won) USD	451,240 1,020,000	(Won)	352	(Won)	1,710	(Won)	132,281

(Note)	Details of the currency swap and combined interest rate currency swap contracts to which cash flow hedge accounting is applied as of September 30, 2008 and December 31, 2007 are as follows (in thousands of U.S. dollars and Japanese yen and millions of Korean won):

Type of transaction	Contract date	Maturity date	Contract amount		Fair value (Non-current)
					September 30, 2008		December 31, 2007
Currency swap (Notes 1 and 2)	April 4, 2007	April 11, 2012	USD	150,000	(Won)	43,104	(Won)	1,710
Combined interest rate currency swap (Note 2)	January 4, 2008	January 11, 2011	JPY	12,500,000		35,182		—
	March 20, 2008	March 31, 2011	USD	50,000		11,375		—
	March 20, 2008	March 31, 2012	USD	110,000		24,268		—
	September 2, 2008	September 11, 2013	USD	200,000		17,302		—

Total			USD JPY	510,000 12,500,000	(Won)	131,231	(Won)	1,710

(Note 1)	Among financial institutions with which the Company entered into foreign currency swap contracts totaling US$200 million in 2007, Lehman Brothers Holdings, Inc. (“Lehman”) filed for Chapter 11 bankruptcy with the United States Bankruptcy Court during the third quarter of 2008. Lehman’s bankruptcy filing caused the Company to discontinue its cash flow hedge accounting for foreign exchange swap contracts with Lehman totaling USD 50 million and accordingly the related derivative asset balance amounting to KRW 9,891 million was adjusted to the fair value and reclassified into accounts receivable – other while the difference between the carrying amount and the fair value was expensed as incurred. However, the Company concluded that the occurrence of the related forecasted transaction is still expected to be probable and (Won)1,382 million of unrealized derivative gain included in accumulated other comprehensive income as of September 30, 2008 will be reclassified into current operations in the periods in which the hedged forecasted transaction affects earnings.
(Note 2)	Above foreign currency swap contracts are to hedge the risk of variability of future cash flows from foreign currency bonds and as of September 30, 2008, the gain and loss on valuation of the swap contract amounting to (Won)13,728 million and (Won)541 million, net of income tax effect, are included in accumulated other comprehensive income and for the nine months ended September 30, 2008, the gain on valuation of the swap contract totaling (Won)124,016 million is recognized in current operations as a result of foreign currency translation gain from foreign currency bonds. In applying cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation until April 11, 2013. Approximately (Won)4,383 million of net derivative gain included in accumulated other comprehensive income at September 30, 2008 is expected to be reclassified into current operations within 12 months from that date.

The valuation gains and losses on the derivatives contracts for nine months ended September 30, 2008 and 2007 are as follows (in millions of Korean won):

	September 30, 2008 (9 months)
	Valuation gain						Valuation loss						Valuation gain (loss) (Note)
Type of Transaction	For trading		For hedging		Total		For trading		For hedging		Total		For hedging
Interest rate swap	(Won)	—	(Won)	—	(Won)	—	(Won)	5,704	(Won)	—	(Won)	5,704	(Won)	—
Currency swap		7,629		45,815		53,444		—		—		—		5,470
Combined interest rate currency swap		179,909		78,201		258,110		—		—		—		9,926

Total	(Won)	187,538	(Won)	124,016	(Won)	311,554	(Won)	5,704	(Won)	—	(Won)	5,704	(Won)	15,396

	September 30, 2007 (9 months)
	Valuation gain						Valuation loss						Valuation gain (loss) (Note)
Type of Transaction	For trading		For hedging		Total		For trading		For hedging		Total		For hedging
Interest rate swap	(Won)	1,380	(Won)	—	(Won)	1,380	(Won)	5,637	(Won)	—	(Won)	5,637	(Won)	—
Currency swap		44		—		44		3,362		1,220		4,582		3,152
Combined interest rate currency swap		20,606		—		20,606		—		—		—		—

Total	(Won)	22,030		—	(Won)	22,030	(Won)	8,999	(Won)	1,220	(Won)	10,219	(Won)	3,152

(Note)	The amounts are before adjustment of deferred income tax, which shall be directly reflected to equity, are included in equity.